June 7, 2006
To All Shareholders:
                                                     President Katsuaki Watanabe
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

     Notice of Convocation of FY2006 Ordinary General Shareholders' Meeting
      (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

Please refer to the following for information about the upcoming FY2006 Ordinary General Shareholders' Meeting. We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, it would be appreciated if you could find the time from your busy schedule to vote "yes" or "no" on the enclosed ballot form, sign the form, and return it to us after reviewing the enclosed documents no later than Thursday, June 22, 2006. Thank you very much for your cooperation.


1. Date and time:               10:00 a.m., Friday, June 23, 2006

2. Venue:                       Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda
      Reports:
              Report 1:    Reports on business review, unconsolidated balance sheet and statement of income for the FY2006 term
                           (April 1, 2005 through March 31, 2006)
              Report 2:    Reports on consolidated balance sheet and statement of income for the FY2006 term (April 1, 2005 through
                           March 31, 2006) and report by accounting auditors and board of corporate auditors on the audit results of the consolidated financial statements.
      Resolutions:
           Proposed Resolution 1:        Approval of Proposed Appropriation of Retained Earnings for the FY2006 Term
           Proposed Resolution 2:        Partial Amendment of the Articles of Incorporation
           Proposed Resolution 3:        Election of 26 Directors
           Proposed Resolution 4:        Election of 3 Corporate Auditors
           Proposed Resolution 5:        Issue of Stock Acquisition Rights without Consideration to Directors, Managing Officers and
                                         Employees, etc., of Toyota Motor Corporation and its Affiliates
           Proposed Resolution 6:        Acquisition of Own Shares
           Proposed Resolution 7:        Award of Bonus Payments to Retiring Corporate Auditors, and Payment of the Final Retirement
                                         Bonus to Directors Due to the Abolishment of the Retirement Bonus System for Directors
           Proposed Resolution 8:        Revision of the Amount of Remuneration for Directors

Note: - If you attend the meeting in person, please submit the enclosed voting ballot at the reception desk. It will serve as your admission pass.

      - If you will be exercising your voting rights by proxy, the proxy must be a shareholder with voting rights. You may appoint only one proxy.

      - If you engage to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the general shareholders' meeting (by June 20, 2006).

      - If any revisions are made to reference documents or attachments for the general shareholders' meeting, the revisions will be posted on the TMC Web site (http://www.toyota.co.jp).

(Attachment)

                                 Business Report
        (Fiscal Year under review: April 1, 2005 through March 31, 2006)

1.   Outlook on Operation

(1)  Progress and Achievement in Operation

Reviewing the general economic environment for the fiscal year ended March 2006, the Japanese economy recovered moderately with higher capital expenditures resulting from improved corporate revenues as well as personal consumption steadily bottoming-out. Overseas, economic conditions were steady overall, with higher capital expenditures and personal consumption in the United States of America, and with continuing high growth rates in Asian economy, particularly in China.

Under these conditions, Toyota Motor Corporation ("TMC") has been making an effort to develop attractive products in order to satisfy its customers worldwide.

During FY2006, TMC introduced the Lexus brand in Japan with an aim to establish Lexus as a "new global premium brand for the twenty-first century", and the GS, SC, IS models, and the GS450h model, the first hybrid sedan marketed under the Lexus brand, were launched in Japan. In addition, the Estima, a stylish luxury-class minivan, and the Camry, which is sold in more than 100 countries and regions, were completely redesigned. The new Rush, a compact SUV jointly developed with Daihatsu Motor Co., Ltd., and other new series were also launched.

Although vehicle sales in Japan decreased by 36 thousand units (or 1.9%) to 1,769 thousand units in FY2006 compared with FY2005, TMC achieved a high level of the market share, excluding mini-vehicles, of 44.3% in FY2006. Exports of completed vehicles increased by 144 thousand units (or 7.3%) to 2,126 thousand units.

Overseas, TMC is proceeding with the construction of new plants in Texas, United States, Guangzhou, China, and Russia. TMC completed increasing production capacity at plants in the United Kingdom and France. In China, Tianjin FAW Toyota Motor Co., Ltd. began local production of the REIZ (marketed in Japan as the Mark X). Through such active business operations, TMC's overseas production output during FY2006 reached a record high of 3,731 thousand units, an increase of 604 thousand units (or 19.3%), compared with FY2005.

Through the global expansion of production sites, introduction of vehicles that appropriately meet customer needs in Japan and overseas, and through the implementation of various sales measures, the total number of Toyota vehicles sold worldwide reached a record high of 7,399 thousand, an increase of 600 thousand units (or 8.8%) compared with FY2005. In addition, the global sales of the Toyota group overall, including Daihatsu Motor Co., Ltd. and Hino Motors, Ltd., were 8,252 thousand vehicles, exceeding the 8-million vehicle mark for the first time in Toyota's history.

TMC concluded a basic agreement with Fuji Heavy Industries Ltd. concerning collaboration with respect to development and production, and preparations are currently underway for the start of production of the Camry at a Fuji Heavy Industries facility for the North American market in 2007.

As TMC proceeds with these business developments, TMC has made environmental issues a management priority and is actively undertaking research and development of the latest technologies to address environmental issues. Hybrid technologies in particular are "Key

Technologies for Environmental Measures in the Twenty-First Century", and TMC is aiming to enhance its hybrid lineup and to achieve cost reduction to encourage the widespread use of hybrid technology. As a result of these efforts, global sales of hybrid vehicles in FY2006 were 252 thousand units and cumulative sales of hybrid vehicles are in excess of 610 thousand units.

In order to cater to the diverse needs of the customers, TMC is also actively developing its businesses in financial services and information and telecommunications industries. With regard to financial services, we have expanded business as a stable global source of revenues for the automobile business by expanding the number of countries with bases of operations to 31. In the telecommunications field, Toyota updated its existing G-BOOK information network services and released greatly enhanced basic security, safety, and comfort services under the name G-BOOK ALPHA. In the housing business, the implementation of various sales strategies spurred sales to 4,693 units, a historical high.

In addition to TMC's strong sales initiatives, improvements in management efficiency and Toyota's diligent efforts to reduce costs resulted in net sales of 10,191.8 billion yen, up 973.5 billion yen (10.6%) from FY2005, and ordinary income of 1,104.7 billion yen, up 248.5 billion yen (29.0%) from FY2005. Net income in FY2006 increased to 765.9 billion yen, by 236.6 billion yen (or 44.7%) compared to FY2005.

The breakdown of unconsolidated sales is as follows:

{Breakdown of Unconsolidated Net Sales}

                                                                                                       Unit: million yen
------------------------------------------------------------------------------------------------------------------------
                                        FY2006               FY2005
                                 (April 2005 through   (April 2004 through              Increase (Decrease)
                                     March 2006)           March 2005)
                                                                                                          (Percent of
                                                                                                           changes)
------------------------------------------------------------------------------------------------------------------------
                      Domestic          3,089,844             3,122,839               -32,995                (-1.1)
                    ----------------------------------------------------------------------------------------------------
     Vehicles          Export           4,729,374             4,061,132               668,242                (16.5)
                    ----------------------------------------------------------------------------------------------------
                       Total            7,819,218             7,183,972               635,246                 (8.8)
------------------------------------------------------------------------------------------------------------------------
Parts & components
   for overseas        Export             970,928               831,438               139,490                (16.8)
    production
------------------------------------------------------------------------------------------------------------------------
                      Domestic            385,738               366,936                18,802                 (5.1)
                    ----------------------------------------------------------------------------------------------------
       Parts           Export             242,182               206,256                35,926                (17.4)
                    ----------------------------------------------------------------------------------------------------
                       Total              627,921               573,193                54,728                 (9.5)
------------------------------------------------------------------------------------------------------------------------
                      Domestic            204,297               165,141                39,156                (23.7)
                    ----------------------------------------------------------------------------------------------------
       Other           Export             569,473               464,640               104,833                (22.6)
                    ----------------------------------------------------------------------------------------------------
                       Total              773,771               629,781               143,990                (22.9)
------------------------------------------------------------------------------------------------------------------------
                      Domestic          3,679,880             3,654,917                24,963                 (0.7)
                    ----------------------------------------------------------------------------------------------------
    Grand total        Export           6,511,958             5,563,468               948,490                (17.0)
                    ----------------------------------------------------------------------------------------------------
                       Total           10,191,838             9,218,386               973,452                (10.6)
------------------------------------------------------------------------------------------------------------------------

With respect capital expenditures, Toyota continued its company-wide efforts to improve capital efficiency and invested actively in new technologies and products including hybrid systems as well as the development of business infrastructure to increase production capacities in order to respond to customer demand. As a result, total capital expenditures for FY2006 were resulting in
351.5 billion yen.

(2)  Trends in Unconsolidated Income and Assets

                                                                             Unit: million yen otherwise noted
--------------------------------------------------------------------------------------------------------------
                                  FY2003              FY2004              FY2005               FY2006
                               (April 2002         (April 2003         (April 2004          (April 2005
                                 through             through             through              through
                               March 2003)         March 2004)          March 2005)          March 2006)
--------------------------------------------------------------------------------------------------------------
 Net sales                      8,739,310            8,963,712            9,218,386           10,191,838
--------------------------------------------------------------------------------------------------------------
 Ordinary income                  892,676              915,728              856,231            1,104,781
--------------------------------------------------------------------------------------------------------------
 Net income                       634,059              581,470              529,329              765,961
--------------------------------------------------------------------------------------------------------------
 Net income per share              178.12               171.08               160.38               235.20
                (yen)
--------------------------------------------------------------------------------------------------------------
 Net assets                     5,703,321            5,984,675            6,057,810            6,686,895
--------------------------------------------------------------------------------------------------------------
 Total assets                   8,592,823            8,817,164            9,070,991            9,909,010
--------------------------------------------------------------------------------------------------------------

Notes:
1. In FY2003, TMC accounted for 162,457 million yen as "Gains on return of the substitutional portion of employee pension fund" in "Extraordinary gains." As a result, "Net income" increased by 95,395 million yen.
2. In FY2004, TMC accounted for 23,231 million yen as "Losses on returned assets of substitutional portion of employee pension fund" in "Extraordinary losses." As a result, "Net income" decreased by 13,957 million yen.
3. Effective from FY2005, Toyota adopted the accounting standards on Impairment of Fixed Assets. As a result of the adoption, Toyota accounted for 24,996 million yen as "Extraordinary Losses", and "Net Income" decreased by the same amount.

(3)  Issues for TMC

Although we expect gradual growth in the global economy, there are various factors contributing to instability, including concerns about future developments in the U.S. economy and high oil prices worldwide. The Japanese economy is on a recovery trend, but troubling factors such as higher prices for raw materials and fluctuations in exchange rates still remain. In addition, automobile manufacturers around the world are introducing hybrid models on an increasing scale and expanding their development of next-generation technologies in response to environmental, safety, and energy issues, resulting in intense global competition that has become a struggle for survival.

In order to survive the competition, and continue further growth, the Toyota group will make a collected effort to work on the following issues:

Among the immediate issues that Toyota is facing are, in Japan, the launch of the Lexus brand, further clarification of the channel identities of the Toyota, Toyopet, Corolla, and Netz sales channels, and reinforcement of the Japanese sales network. Overseas, in North America, Europe, Asia and other regions, Toyota is working diligently towards the successful commencement start of production at new plants, further developing integrated structures in conjunction with procurement, production, and sales divisions, and promoting corporate activities with deep local ties in each region.

Medium- to long-term issues include, first of all, focus on development of cutting-edge technologies and their use in products to continue providing customers around the world with products that are environmentally-friendly, safe, comfortable, and attractive. Next, the entire Toyota Group is making concerted efforts to maintain and improve the world's highest levels of quality and strengthen our cost competitiveness, and build optimal business structures in order to achieve a balance between growth and efficiency. In addition, Toyota strives to be a company with energy and dignity that fulfills its social responsibilities by carrying out corporate social responsibility (CSR) activities through philanthropic activities undertaken from a global perspective and employing through corporate ethics including full compliance with applicable laws and regulations. The origin of corporate competitiveness is the development of human resources, and Toyota is training the highly creative human resources who can pass on Toyota's manufacturing technologies, skills, and values to the next generation.

By addressing these issues, Toyota is working to enhance its corporate value as a company that can compete successfully on a global scale and maintain growth that is in harmony with society rooted in "Manufacturing".

We thank our shareholders for their continuing support.

2.   Company Outline (as of March 31, 2006)

(1)  Main Business

------------------------------------------------------------------------------------------------------------
         Business                                             Main products
------------------------------------------------------------------------------------------------------------
                             LS, GS, GS450h, ES, IS, SC, LX, GX, RX, RX400h, Century, Celsior, Crown,
                             Brevis, Progres, Mark X, Camry, Premio, Allion, Avensis, Comfort, Prius,
                             Corolla, Belta, Celica, MR-S, Allex, Raum, Porte, Ractis, bB, ist, Vitz,
            Passenger        Passo, Mark II Blit, Caldina, Succeed Wagon, Probox Wagon, Estima, Estima
            vehicles         Hybrid, Isis, Ipsum, WISH, SIENTA, Alphard, Alphard Hybrid, Hiace Wagon, Noah,
                             Voxy, Land Cruiser Wagon, Hilux Surf, Harrier, Harrier Hybrid, Kluger L,
                             Kluger Hybrid, RAV4, Rush, Volkswagen vehicles, etc.
Automobile  ------------------------------------------------------------------------------------------------
            Truck and bus    Succeed Van, Probox Van, Hiace, Regiusace Van, Townace, Liteace, Dyna,
                             Toyoace, Land Cruiser, Coaster, etc.
            ------------------------------------------------------------------------------------------------
            Parts &          Various units and parts for overseas production
            components for
            overseas
            production
            ------------------------------------------------------------------------------------------------
            Parts            Various maintenance parts for both domestic and overseas use
------------------------------------------------------------------------------------------------------------
                             Espacio GX, Espacio GR, Espacio Mezzo, Espacio EF Urban Wind, Espacio EF3,
          Housing            Espacio EF, Espacio EF Tradage, Since Aventino,
                             Since AIII, Since BIII, Since AII, Since Raison, Since Cada, Since Smart Stage
                             More, Since Smart Stage, Vie a, Vie a mia casa, Vie a Tradage
------------------------------------------------------------------------------------------------------------


(2)  Main Sites and Plants

Head Office:              1, Toyota-cho, Toyota City, Aichi Prefecture
Tokyo Head Office:        1-4-18, Koraku, Bunkyo-ku Tokyo
--------------------------------------------------------------------------------------------------------------
             Name                       Location                      Name                      Location
--------------------------------------------------------------------------------------------------------------
Nagoya Office                    Aichi Prefecture         Tokyo Design Research &        Tokyo
                                                          Laboratory
--------------------------------------------------------------------------------------------------------------
Osaka Office                     Osaka Prefecture         Nisshin Training Center        Aichi Prefecture
--------------------------------------------------------------------------------------------------------------
Honsha Plant                     Aichi Prefecture         Nagoya Wharf Center            Aichi Prefecture
--------------------------------------------------------------------------------------------------------------
Motomachi Plant                  Aichi Prefecture         Tobishima Center               Aichi Prefecture
--------------------------------------------------------------------------------------------------------------
Kamigo Plant                     Aichi Prefecture         Tokai Center                   Aichi Prefecture
--------------------------------------------------------------------------------------------------------------
Takaoka Plant                    Aichi Prefecture         Haruhi Parts Center            Aichi Prefecture
--------------------------------------------------------------------------------------------------------------
Miyoshi Plant                    Aichi Prefecture         Inazawa Parts Center           Aichi Prefecture
--------------------------------------------------------------------------------------------------------------
Tsutsumi Plant                   Aichi Prefecture         Oguchi Parts Center            Aichi Prefecture
--------------------------------------------------------------------------------------------------------------
Myochi Plant                     Aichi Prefecture         Kamigo Logistics Center        Aichi Prefecture
--------------------------------------------------------------------------------------------------------------
Shimoyama Plant                  Aichi Prefecture         Tobishima Logistics Center     Aichi Prefecture
--------------------------------------------------------------------------------------------------------------
Kinuura Plant                    Aichi Prefecture         Kasugai Housing Works          Aichi Prefecture
--------------------------------------------------------------------------------------------------------------
Tahara Plant                     Aichi Prefecture         Tochigi Housing Works          Tochigi Prefecture
--------------------------------------------------------------------------------------------------------------
Teiho Plant                      Aichi Prefecture         Yamanashi Housing Works        Yamanashi Prefecture
--------------------------------------------------------------------------------------------------------------
Hirose Plant                     Aichi Prefecture         Taiwan Office                  Taipei, Taiwan
--------------------------------------------------------------------------------------------------------------
Higashi-Fuji Technical Center    Shizuoka Prefecture      China Office                   Beijing, China
--------------------------------------------------------------------------------------------------------------
Shibetsu Proving Ground          Hokkaido
--------------------------------------------------------

(3)  Status of shares

1.   Total number of shares authorized                                                   9,740,185,400 shares

2.   Total number of shares issued                                                       3,609,997,492 shares

3.   Number of shareholders                                                                           357,948

4.   Major Shareholders (top 10)

                                                                  (unit: thousands of shares otherwise noted)
-------------------------------------------------------------------------------------------------------------
                Name                    Number of Toyota      Ownership     Toyota's share      Toyota's
                                                                                                Ownership
                                                           interest ratio                    interest ratio
                                          shares held            (%)           holdings            (%)
-------------------------------------------------------------------------------------------------------------
  Japan Trustee Services Bank, Ltd.         304,140             8.42               --                --
-------------------------------------------------------------------------------------------------------------
The Master Trust Bank of Japan, Ltd.        215,206             5.96               --                --
-------------------------------------------------------------------------------------------------------------
    Toyota Industries Corporation           200,025             5.54            76,600            23.51
-------------------------------------------------------------------------------------------------------------
      Nippon Life Insurance Co.             132,577             3.67               --                --
-------------------------------------------------------------------------------------------------------------
          Hero and Company                  123,522             3.42               --                --
-------------------------------------------------------------------------------------------------------------
 State Street Bank and Trust Company        116,186             3.22               --                --
-------------------------------------------------------------------------------------------------------------
 Trust & Custody Services Bank, Ltd.        101,694             2.82               --                --
-------------------------------------------------------------------------------------------------------------
    Tokio Marine and Nichido Fire            83,821             2.32               --                --
         Insurance Co., Ltd.
-------------------------------------------------------------------------------------------------------------
 Mitsui Sumitomo Insurance Co., Ltd.         65,166             1.81            15,410            1.02
-------------------------------------------------------------------------------------------------------------
The Chase Manhattan Bank, N.A. London        60,666             1.68               --                --
-------------------------------------------------------------------------------------------------------------

Notes:
1.   In addition to the above, TMC owns 368,240 thousand treasury stocks.
2. Hero and Company is a nominee of The Bank of New York, the trustee organization of the TMC's American Depository Receipt (ADR).
3. TMC owns 6 thousand shares (or 0.37%) of Millea Holdings, Inc., a holding company of Tokio Marine and Nichido Fire Insurance Co., Ltd.

(4)  Repurchase, disposal and holding of shares

1.   Shares repurchased

----------------------------------------------------------------------------------------------------------------
Common shares                                                                           27,675,472 shares
----------------------------------------------------------------------------------------------------------------
Total value of shares repurchased                                                     134,150,708,260 yen
----------------------------------------------------------------------------------------------------------------

2.   Disposed Shares

----------------------------------------------------------------------------------------------------------------
Common shares                                                                            1,354,000 shares
----------------------------------------------------------------------------------------------------------------
Total value of reissued shares                                                          4,521,309,684 yen
----------------------------------------------------------------------------------------------------------------

3.   Shares for which retirement procedures were implemented
     Not applicable.

4.   Shares held at the end of the fiscal year

----------------------------------------------------------------------------------------------------------------
Common shares                                                                          368,240,025 shares
----------------------------------------------------------------------------------------------------------------

(5)  Status of Employees

----------------------------------------------------------------------------------------------------------------
Number of employees (changes from end of prior FY)             Average age       Average length of service
----------------------------------------------------------------------------------------------------------------
                   78,952 (+ 408)                                37.0                 15.0 years
----------------------------------------------------------------------------------------------------------------

(6)  Main Subsidiaries and Others

1.   Status of main subsidiaries

--------------------------------------------------------------------------------------------------------------------
                                                                          TMC
                                                     Capital/          ownership
                 Company Name                      subscription        interest               Main Business
                                                                         ratio
--------------------------------------------------------------------------------------------------------------------
                                                        million yen           %
Toyota Financial Services Corporation                        78,525        100.00  Management of domestic and
                                                                                   overseas financial companies
Hino Motors, Ltd.                                            72,717         50.20* Manufacture and sales of
                                                                                   automobiles
Toyota Motor Kyushu, Inc.                                    45,000        100.00  Manufacture and sales of
                                                                                   automobile bodies
Daihatsu Motor Co., Ltd.                                     28,404         51.32* Manufacture and sales of
                                                                                   automobiles
Toyota Finance Corporation                                   16,500        100.00* Finance of automobile sales,
                                                                                   card business
Toyota Administa Corporation                                 14,394        100.00  Administration of dealers in the
                                                                                   Tokyo region
Toyota Auto Body Co., Ltd.                                   10,371         56.08* Manufacture and sales of
                                                                                   automobile bodies
Tokyo Toyo-pet Motor Sales Co., Ltd.                          8,090        100.00* Sales of automobiles
Kanto Auto Works, Ltd.                                        6,850         50.46* Manufacture and sales of
                                                                                   automobile bodies
--------------------------------------------------------------------------------------------------------------------
                                                   Currencies in
                                                     thousands
Toyota Motor Manufacturing North America, Inc.        USD 1,958,949        100.00* Management of manufacturing
                                                                                   subsidiaries in North America
Toyota Motor Manufacturing, Kentucky, Inc.            USD 1,180,000        100.00* Manufacture and sales of
                                                                                   automobiles
Toyota Motor North America, Inc.                        USD 933,600        100.00  Public relations, and surveys of
                                                                                   overall North America
Toyota Motor Credit Corporation                         USD 915,000        100.00* Finance of automobile sales
Toyota Motor Manufacturing, Indiana, Inc.               USD 620,000        100.00* Manufacture and sales of
                                                                                   automobiles
Toyota Motor Sales, U.S.A., Inc.                        USD 365,000        100.00* Sales of automobiles
Toyota Motor Manufacturing Canada Inc.                  CAD 680,000        100.00  Manufacture and sales of
                                                                                   automobiles
Toyota Credit Canada Inc.                                CAD 60,000        100.00* Finance of automobile sales
Toyota Motor Europe S.A./N.V.                         EUR 2,443,595        100.00  Management of all European
                                                                                   affiliates
Toyota Motor Italia S.p.A.                               EUR 38,958        100.00* Sales of automobiles
Toyota Kreditbank G.m.b.H.                               EUR 30,000        100.00* Finance of automobile sales
Toyota Espana, S.L.                                      EUR 10,907        100.00* Sales of automobiles
Toyota Deutschland G.m.b.H.                               EUR 5,726        100.00* Sales of automobiles
Toyota France S.A.                                        EUR 2,123        100.00* Sales of automobiles
Toyota Motor Finance (Netherlands) B.V.                     EUR 908        100.00* Finance of overseas TMC related
                                                                                   companies
Toyota Motor Manufacturing (UK) Ltd.                    GBP 300,000        100.00* Manufacture and sales of
                                                                                   automobiles
Toyota Financial Services (UK) PLC                       GBP 94,000        100.00* Finance of automobile sales
Toyota (GB) PLC                                           GBP 2,600        100.00* Sales of automobiles
Toyota Motor Manufacturing Russia Ltd.                   RUB 29,369        100.00* Sales of automobiles
Toyota Motor Corporation Australia Ltd.                 AUD 481,100        100.00  Manufacture and sales of
                                                                                   automobiles
Toyota Finance Australia Ltd., etc.                     AUD 120,000        100.00* Finance of automobile sales
Toyota Motor Asia Pacific Pte Ltd.                        SGD 6,000        100.00  Sales of automobiles
Toyota Motor Thailand Co., Ltd.                       THB 7,520,000         86.43  Manufacture and sales of
                                                                                   automobiles
Toyota Leasing (Thailand) Co., Ltd                    THB 6,000,000         79.17* Finance of automobile sales
Toyota do Brasil Ltda.                                  BRL 709,980        100.00  Manufacture and sales of
                                                                                   automobiles
Toyota Financial Services South Africa (Pty)            ZAR 450,000         66.67* Finance of automobile sales
Ltd.

Toyota South Africa Motors (Pty) Ltd.                        ZAR 50        100.00* Manufacture and sales of
                                                                                   automobiles
--------------------------------------------------------------------------------------------------------------------

Notes:
1.* Indicates that the ownership interest ratio includes such ratio of TMC subsidiaries.

2. The ownership interest ratios are calculated based on the total number of shares issued at the end of the fiscal year.
3. On October 1, 2005, Toyota Motor Marketing Europe NV/SA merged with Toyota Motor Europe NV/SA and Toyota Motor Engineering & Manufacturing Europe NV/SA; the newly formed company then officially adopted the name Toyota Motor Europe NV/SA.

2.   Status of main affiliates

--------------------------------------------------------------------------------------------------------------------
             Company Name                     Capital          TMC ownership                 Main business
                                            subscription       interest ratio
--------------------------------------------------------------------------------------------------------------------
                                            million yen                   %
Toyota Industries Corporation                    80,462              *23.73      Manufacture and sales of spinning
                                                                                 and weaving machines, industrial
                                                                                 vehicles, and automobile bodies and
                                                                                 parts
Aichi Steel Corp.                                25,016              *24.21      Manufacture and sales of specialty
                                                                                 steel and forged steel products
JTEKT Corporation                                35,877              *22.91      Manufacture and sales of work
                                                                                 machine tools, home accessory
                                                                                 equipment and automobile parts
Toyota Tsusho Corporation                        26,748              *23.34      Trading and export/import of various
                                                                                 products
Aisin Seiki Co., Ltd.                            45,049              *22.36      Manufacture and sales of automobiles
                                                                                 parts and household appliances
Denso Corporation                               187,456              *23.13      Manufacture and sales of automobile
                                                                                 parts
Toyota Boshoku Corporation                        8,400              *41.50      Manufacture and sales of automobile
                                                                                 parts
Toyoda Gosei Co., Ltd.                           28,027              *42.82      Manufacture and sales of automobile
                                                                                 parts
--------------------------------------------------------------------------------------------------------------------

Notes:
1.* Indicates that the ownership interest ratio includes such ratio of TMC subsidiaries.
2. The ownership interest ratios are calculated based on the total number of shares issued at the end of the fiscal year.
3. JTEKT Corporation is the result of the merger of Koyo Seiko Co., Ltd. with Toyoda Machine Works, Ltd. on January 1, 2006.

3.   Results of consolidation
     o TMC has 523 consolidated subsidiaries and there are 56 companies accounted for under the equity method.
     o Consolidated revenues for FY2006 were 21,036.9 billion yen and consolidated net income was 1,372.1 billion yen.

          (Note: Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.)

4.   Status of business alliances
     o    October 1966    Commenced business dealings with Hino Motors, Ltd.
     o    November 1967   Commenced business dealings with Daihatsu Motor Co.,
                          Ltd.
     o    March 2006      Commenced business dealings with Fuji Heavy Industries
                          Ltd.

5.   Status of important joint ventures

     o    February 1984    Established New United Motor Manufacturing, Inc. for
                           joint production of passenger cars in the U.S. with GM.

     o    January 2002     Concluded a joint venture contract with Peugeot
                           Citroen Automobiles SA for joint production of compact cars.

     o    August 2002      Basic agreement signed with China FAW Group
                           Corporation regarding joint automobile operations in China.

     o    June 2004        Concluded a joint venture contract with Guangzhou
                           Automobile Group in order to produce and sell passenger cars in China.

6.   Status of important sales alliances

     o    July 1991        Reached a basic agreement with Volkswagen AG and its
                           Japanese subsidiary for selling all VW vehicles in the Japanese market.

(7)  Board of Directors and Corporate Auditors

----------------------------------------------------------------------------------------------------------------------
        Name                     Position                    Main areas of responsibility ( ) indicates position
----------------------------------------------------------------------------------------------------------------------
Hiroshi Okuda          *Chairman of the Board
----------------------------------------------------------------------------------------------------------------------
Fujio Cho              *Vice Chairman
----------------------------------------------------------------------------------------------------------------------
Katsuhiro Nakagawa     *Vice Chairman
----------------------------------------------------------------------------------------------------------------------
Katsuaki Watanabe      *President
----------------------------------------------------------------------------------------------------------------------
Tokuichi Uranishi      *Executive Vice President      - Overseas Operations (Overseas Planning Operations Group, The
                                                      Americas Operations Group, Europe & Africa Operations Group and
                                                      Asia, Oceania & Middle East Operations Group)
                                                      - Europe & Africa Operations Group (Chief Officer)
----------------------------------------------------------------------------------------------------------------------
Kazuo Okamoto          *Executive Vice President      - Research & Development (R & D Management, Technical
                                                      Administration, Design, Product Development, Vehicle
                                                      Engineering, Motor Sports)
                                                      - Design Group (Chief Officer)
----------------------------------------------------------------------------------------------------------------------
Kyoji Sasazu           *Executive Vice President      Domestic Sales Operations
----------------------------------------------------------------------------------------------------------------------
Mitsuo Kinoshita       *Executive Vice President      - Corporate Planning
                                                      - General Management (General Administration & Human Resources,
                                                      Finance & Accounting, Information Systems)
                                                      - Business Development
                                                      - Government & Public Affairs
                                                      - Housing
                                                      - Global Audit Div.
                                                      - Corporate Planning Div.
                                                      - Research Div.
----------------------------------------------------------------------------------------------------------------------
Yoshimi Inaba          *Executive Vice President      - Overseas Operations (China Operations Group)
                                                      - Customer Service Operations
                                                      - China Operations Group (Chief Officer)
                                                      - China Office
----------------------------------------------------------------------------------------------------------------------
Takeshi Uchiyamada     *Executive Vice President      - Production
                                                      - TQM
                                                      - Environmental Affairs
----------------------------------------------------------------------------------------------------------------------
Masatami Takimoto      *Executive Vice President      - Quality Control
                                                      - Research & Development (Power Train Development, Future
                                                      Project)
                                                      - Fuel Cell System Development
                                                      - Power Train Development Group (Chief Officer)
                                                      - Fuel Cell System Development Group (Chief Officer)
----------------------------------------------------------------------------------------------------------------------
Akio Toyoda            *Executive Vice President      - Product Management
                                                      - IT & ITS
                                                      - Purchasing
                                                      - IT & ITS Group (Chief Officer)
                                                      - e-TOYOTA Div.
----------------------------------------------------------------------------------------------------------------------
Tetsuo Hattori         Senior Managing Director       - Quality Group (Chief Officer)
                                                      - Vehicle Engineering Group (Chief Officer)
                                                      - Future Project Div.
                                                      - Motor Sports Div.
----------------------------------------------------------------------------------------------------------------------
Yukitoshi Funo         Senior Managing Director       - The Americas Operations Group (Chief Officer)
                                                      - Chairman of Toyota Motor Sales, U.S.A., Inc.
----------------------------------------------------------------------------------------------------------------------
Takeshi Suzuki         Senior Managing Director       - Finance & Accounting Group (Chief Officer)
                                                      - Information Systems Group (Chief Officer)
----------------------------------------------------------------------------------------------------------------------
Atsushi Niimi          Senior Managing Director       - Production Control & Logistics Group (Chief Officer)
                                                      - Manufacturing Group (Chief Officer)
                                                      - TQM Promotion Div. (Chief Officer)
----------------------------------------------------------------------------------------------------------------------
Hajime Wakayama        Senior Managing Director       - Business Development Group (Chief Officer)
                                                      - Purchasing Group (Chief Officer)
----------------------------------------------------------------------------------------------------------------------
Hiroshi Takada         Senior Managing Director       - Overseas Planning Operations Group (Chief Officer)
                                                      - Product Management Div.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Teiji Tachibana        Senior Managing Director       - General Administration & Human Resources Group (Chief Officer)
                                                      - Housing Group (Chief Officer)
----------------------------------------------------------------------------------------------------------------------
Shinichi Sasaki        Senior Managing Director       - President of Toyota Motor Europe NV/SA
----------------------------------------------------------------------------------------------------------------------
Shin Kanada            Senior Managing Director       - Government & Public Affairs Group (Chief Officer)
----------------------------------------------------------------------------------------------------------------------
Akira Okabe            Senior Managing Director       - Asia, Oceania & Middle East Operations Group (Chief Officer)
                                                      - Taiwan Office
----------------------------------------------------------------------------------------------------------------------
Yoshio Shirai          Senior Managing Director       - Technical Administration Group (Chief Officer)
                                                      - Product Development Group (Chief Officer)
                                                      - Environmental Affairs Div.
                                                      - R & D Management Div.
----------------------------------------------------------------------------------------------------------------------
Yoichiro Ichimaru      Senior Managing Director       - Domestic Sales Operations Group (Chief Officer)
                                                      - Customer Service Operations Group (Chief Officer)
----------------------------------------------------------------------------------------------------------------------
Shoji Ikawa            Senior Managing Director       - Production Engineering Group (Chief Officer)
----------------------------------------------------------------------------------------------------------------------
Shoichiro Toyoda       Honorary Chairman
----------------------------------------------------------------------------------------------------------------------
Hideaki Miyahara       Full-time Corporate Auditor
----------------------------------------------------------------------------------------------------------------------
Yoshiro Hayashi        Full-time Corporate Auditor
----------------------------------------------------------------------------------------------------------------------
Chiaki Yamaguchi       Full-time Corporate Auditor
----------------------------------------------------------------------------------------------------------------------
Yasutaka Okamura       Corporate Auditor              Lawyer
----------------------------------------------------------------------------------------------------------------------
Hiromu Okabe           Corporate Auditor              Chairman and C.E.O. of Denso Corporation
----------------------------------------------------------------------------------------------------------------------
Yoichi Kaya            Corporate Auditor              Assistant Director of Research Institute of Innovative
                                                      Technology for the Earth
----------------------------------------------------------------------------------------------------------------------
Tadashi Ishikawa       Corporate Auditor              Chairman of Toyota Industries Corporation
----------------------------------------------------------------------------------------------------------------------

Notes:
1.*  Representative Director
2. Mr. Yasutaka Okamura and Mr Yoichi Kaya satisfy the qualifications of outside Corporate Auditors as provided in Article 18 Paragraph 1 of the former "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabushiki-Kaisha)."
3. Mr. Kosuke Ikebuchi, Mr. Akihiko Saito, Mr. Ryuji Araki, Mr. Yoshio Ishizaka, Mr. Kosuke Shiramizu, Mr. Kazushi Iwatsuki, Mr. Yasuhito Yamauchi, Mr. Takashi Kamio, Mr. Hiroyuki Watanabe, and Mr. Akio Matsubara, have resigned upon the expiration of their term of office following FY2005 Ordinary General Shareholders' Meeting on June 23, 2005.
4. On October 1, 2005, Toyota Motor Marketing Europe NV/SA merged with Toyota Motor Europe NV/SA and Toyota Motor Engineering & Manufacturing Europe NV/SA; the newly formed company then officially adopted the name Toyota Motor Europe NV/SA.

(8)  Compensation paid to directors and corporate auditors

-----------------------------------------------------------------------------------------------------------------------
     Category            No. of        Amount paid                                 Remarks
                        persons       (million yen)
-----------------------------------------------------------------------------------------------------------------------
Directors                    26              940      Directors' compensation: 130 million yen or less per month
---------------------------------------------------   Auditors' compensation: 13 million yen or less per month
Corporate Auditors            7              101      (Decided by resolution at an extraordinary general shareholders'
---------------------------------------------------   meeting held on May 13, 1982.)
Total                        33            1,042
-----------------------------------------------------------------------------------------------------------------------
Notes:
1.   The numbers of persons are as of the end of the fiscal year.
2.   In addition to the above, the amounts indicated below were also paid.
     (1) Executive bonuses
         (decided by resolution at FY2005 Ordinary General Shareholders' Meeting held on June 23, 2005)
                                 Directors                                                          614 million yen
                                 Corporate Auditors                                                  51 million yen

     (2) Condolence money and retirement benefits paid to retiring directors
         (decided by resolution at FY2005 Ordinary General Shareholders' Meeting held on June 23, 2005)
                                 Directors                                                        2,829 million yen

(9)  Compensation to Accounting Auditor

1. Total compensation and other amounts paid by TMC and subsidiaries: 1,421 million yen
2. Total amount included in 1. above paid for auditing and certification of financial statements: 901 million yen
3. Total amount included in 2. above paid by TMC to accounting auditor: 360 million yen

     Note: The amount in 3. above includes compensation for audits performed in compliance with the Securities and Exchange Law and so on.

(10) Status of Stock Acquisition Rights

     1.   Stock Acquisition Rights Issued and outstanding

          (1) Number of Stock Acquisition Rights issued: 58,209 (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100)

          (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights
               5,820,900 shares of common stock of TMC

          (3)  Issue Price of Stock Acquisition Rights
               No consideration shall be paid at the time of issuance of the Stock Acquisition Rights

     2. Stock Acquisition Rights Issued Under Especially Preferential Conditions to Persons Other Than Shareholders during the Last Fiscal Year

          (1)  Number of Stock Acquisition Rights issued:
               21,040 (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100)

          (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights
               2,104,000 shares of common stock of TMC

          (3)  Issue Price of Stock Acquisition Rights
               No consideration shall be paid at the time of issuance of the Stock Acquisition Rights

          (4) Amount to be Paid per share upon the Exercise of Stock Acquisition Rights
               4,377.00 yen

          (5)  Conditions of Exercise of Stock Acquisition Rights

               (i) The exercise period of the Stock Acquisition Rights is from August 1, 2007 to July 31, 2011.
               (ii) No Stock Acquisition Right may be exercised partially.
               (iii)The grantees of the Stock Acquisition Rights must be a
                    Director, Managing Officer, employee, or in another similar position of the company at the time such rights are granted by the conclusion of the Ordinary General Shareholders' Meeting for the final fiscal period within two years immediately following the conclusion of the FY2005 Ordinary General Shareholders' Meeting.
               (iv) Stock Acquisition Rights may not be inherited.
               (v) Other exercise conditions shall be provided for in the contract of Grant of Stock Acquisition Rights between TMC and the grantees of the Stock Acquisition Rights.

          (6)  Events and Conditions of Cancellation of Stock Acquisition Rights

               (i) Stock Acquisition Rights may be cancelled without consideration upon approval by a General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, or an agendum on a share exchange agreement or a share transfer in or by which TMC will become a wholly-owned subsidiary of another company.
               (ii) TMC may cancel the Stock Acquisition Rights without
                    consideration if a grantee of the Stock Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in (iii) or (v) of (5) above.

          (7)  Details of Preferential Conditions

               TMC will issue Stock Acquisition Rights without consideration to directors, managing officers and employees, etc., of TMC and its affiliates.

          (8) Names of Persons Granted and Number of Stock Acquisition Rights Granted

Directors of TMC

-----------------------------------------------------------     -------------------------------------------------------
              Name                    Number of Stock                        Name                  Number of Stock
                                     Acquisition Rights                                           Acquisition Rights
-----------------------------------------------------------     -------------------------------------------------------
Hiroshi Okuda                               200                 Yukitoshi Funo                           150
-----------------------------------------------------------     -------------------------------------------------------
Fujio Cho                                   200                 Takeshi Suzuki                           150
-----------------------------------------------------------     -------------------------------------------------------
Katsuhiro Nakagawa                          200                 Atsushi Niimi                            150
-----------------------------------------------------------     -------------------------------------------------------
Katsuaki Watanabe                           200                 Hajime Wakayama                          150
-----------------------------------------------------------     -------------------------------------------------------
Tokuichi Uranishi                           200                 Hiroshi Takada                           150
-----------------------------------------------------------     -------------------------------------------------------
Kazuo Okamoto                               200                 Teiji Tachibana                          150
-----------------------------------------------------------     -------------------------------------------------------
Kyoji Sasazu                                200                 Shinichi Sasaki                          150
-----------------------------------------------------------     -------------------------------------------------------
Mitsuo Kinoshita                            200                 Shin Kanada                              150
-----------------------------------------------------------     -------------------------------------------------------
Yoshimi Inaba                               200                 Akira Okabe                              150
-----------------------------------------------------------     -------------------------------------------------------
Takeshi Uchiyamada                          200                 Yoshio Shirai                            150
-----------------------------------------------------------     -------------------------------------------------------
Masatami Takimoto                           200                 Yoichiro Ichimaru                        150
-----------------------------------------------------------     -------------------------------------------------------
Akio Toyoda                                 200                 Shoji Ikawa                              150
-----------------------------------------------------------     -------------------------------------------------------
Tetsuo Hattori                              150                 Shoichiro Toyoda                         200
--------------------------------- -------------------------     ------------------------------- -----------------------

Managing Officers of TMC

-----------------------------------------------------------     -------------------------------------------------------
              Name                    Number of Stock                        Name                  Number of Stock
                                     Acquisition Rights                                           Acquisition Rights
-----------------------------------------------------------     -------------------------------------------------------
Koichi Ina                                  100                 Nobuyoshi Hisada                         100
-----------------------------------------------------------     -------------------------------------------------------
Yoshikazu Amano                             100                 Yasumori Ihara                           100
-----------------------------------------------------------     -------------------------------------------------------
Takeshi Yoshida                             100                 Mitsuhisa Kato                           100
-----------------------------------------------------------     -------------------------------------------------------
Shinzo Kobuki                               100                 Takahiko Ijichi                          100
-----------------------------------------------------------     -------------------------------------------------------
Akira Sasaki                                100                 Toshio Furutani                          100
-----------------------------------------------------------     -------------------------------------------------------
Hiroshi Kawakami                            100                 Tetsuo Agata                             100
-----------------------------------------------------------     -------------------------------------------------------
Hitoshi Nishiyama                           100                 John H. Conomos                          100
-----------------------------------------------------------     -------------------------------------------------------
Iwao Nihashi                                100                 Panagiotis J. Athanasopoulos             100
-----------------------------------------------------------     -------------------------------------------------------
Tadashi Arashima                            100                 Senta Morioka                            100
-----------------------------------------------------------     -------------------------------------------------------
Masamoto Maekawa                            100                 Hironobu Inoue                           100
-----------------------------------------------------------     -------------------------------------------------------
Mamoru Furuhashi                            100                 Kazuhiko Takarada                        100
-----------------------------------------------------------     -------------------------------------------------------
Satoshi Ozawa                               100                 Masayuki Nakai                           100
-----------------------------------------------------------     -------------------------------------------------------
Seichi Sudo                                 100                 Toshiki Hayama                           100
-----------------------------------------------------------     -------------------------------------------------------
Yasuhiko Ichihashi                          100                 Takahiro Iwase                           100
-----------------------------------------------------------     -------------------------------------------------------
Tadashi Yamashina                           100                 Akihito Tsuji                            100
-----------------------------------------------------------     -------------------------------------------------------
Takashi Hata                                100                 Yoshihiko Masuda                         100
-----------------------------------------------------------     -------------------------------------------------------
James E. Press                              100                 Nobuo Kobayashi                          100
-----------------------------------------------------------     -------------------------------------------------------
Gary L. Convis                              100                 Yoshimasa Ishii                          100
-----------------------------------------------------------     -------------------------------------------------------
Alan J. Jones                               100                 Tatsuya Kaneko                           100
-----------------------------------------------------------     -------------------------------------------------------
Wahei Hirai                                 100                 Takeshi Shirane                          100
-----------------------------------------------------------     -------------------------------------------------------
Tatehito Ueda                               100                 Masanao Tomozoe                          100
-----------------------------------------------------------     -------------------------------------------------------
Takashi Shigematsu                          100                 Katsunori Itasaka                        100
-----------------------------------------------------------     -------------------------------------------------------
Yuzo Ushiyama                               100                 Tokuyuki Takahashi                       100
-----------------------------------------------------------     -------------------------------------------------------
Yoshikatsu Tanaka                           100                 Real C. Tanguay                          100
-----------------------------------------------------------     -------------------------------------------------------

Executive Technical Advisor of TMC

-----------------------------------------------------------     -------------------------------------------------------
              Name                    Number of Stock                        Name                  Number of Stock
                                     Acquisition Rights                                           Acquisition Rights
-----------------------------------------------------------     -------------------------------------------------------
Kosuke Ikebuchi                             100                 Norihiko Nakamura                        100
-----------------------------------------------------------     -------------------------------------------------------
Hiroyuki Watanabe                           100                 Nanpachi Hayashi                         100
-----------------------------------------------------------     -------------------------------------------------------
Hiroshi Ginya                               100
-----------------------------------------------------------

Employees of TMC, and Employees and Directors of TMC's Affiliates (top 10)

----------------------------------------------------------------------------------------------------------------------
                       Company                                          Name                      Number of Stock
                                                                                                 Acquisition Rights
----------------------------------------------------------------------------------------------------------------------
Toyota Motor Manufacturing, Kentucky, Inc.             Steven St. Angelo                                 50
----------------------------------------------------------------------------------------------------------------------
Toyota Motor Credit Corporation                        George E. Borst                                   50
----------------------------------------------------------------------------------------------------------------------
Toyota Motor Sales, U.S.A., Inc.                       Donald V. Esmond                                  50
----------------------------------------------------------------------------------------------------------------------
Toyota Motor Sales, U.S.A., Inc.                       J. Davis Illingworth                              50
----------------------------------------------------------------------------------------------------------------------
Toyota Motor Sales, U.S.A., Inc.                       Dian D. Ogilvie                                   50
----------------------------------------------------------------------------------------------------------------------
Toyota Motor Europe NV/SA                              Thierry P. H. B. Dombreval                        50
----------------------------------------------------------------------------------------------------------------------
Toyota Kreditbank G.m.b.H.                             Walter Leyendecker                                50
----------------------------------------------------------------------------------------------------------------------
Toyota Motor Manufacturing (UK) Ltd.                   Hein Van Gerwen                                   50
----------------------------------------------------------------------------------------------------------------------
Toyota Finance Australia Ltd.                          Ross P. Springer                                  50
----------------------------------------------------------------------------------------------------------------------
Toyota South Africa Motors (Pty) Ltd.                  Johannes J.van Zyl                                50
----------------------------------------------------------------------------------------------------------------------

Note: On October 1, 2005, Toyota Motor Marketing Europe NV/SA merged with Toyota
      Motor Europe NV/SA and Toyota Motor Engineering & Manufacturing Europe NV/SA; the newly formed company then officially adopted the name Toyota Motor Europe NV/SA.


(9) Breakdown of Stock Acquisition Rights Granted to Employees of TMC, and Directors, Corporate Auditors, and Employees of TMC's Subsidiaries

----------------------------------------------------------------------------------------------------------------------
                                                          Type and Number of Shares to be
                               Number of Stock          Issued or Transferred upon Exercise       Total Number of
                               Acquisition Rights           of Stock Acquisition Rights        Persons Granted Rights
                                                                   (Common stock)
----------------------------------------------------------------------------------------------------------------------
Employees of TMC                    9,460                          946,000 shares                       473
----------------------------------------------------------------------------------------------------------------------
Directors of TMC's                    930                           93,000 shares                        36
subsidiaries and affiliates
----------------------------------------------------------------------------------------------------------------------
Auditors of TMC's                       0                                0 shares                         0
subsidiaries and affiliates
----------------------------------------------------------------------------------------------------------------------
Employees of TMC's                    800                           80,000 shares                        34
subsidiaries and affiliates
----------------------------------------------------------------------------------------------------------------------

                                             UNCONSOLIDATED BALANCE SHEET

                                                          (Million yen; amounts less than one million yen are omitted.)
-----------------------------------------------------------------------------------------------------------------------
                                               FY2006                                                     FY2006
                                               (As of                                                     (As of
                                          March 31, 2006)                                            March 31, 2006)
-----------------------------------------------------------------------------------------------------------------------
                Assets                                                    Liabilities
-----------------------------------------------------------------------------------------------------------------------
Current assets                                   3,795,723   Current liabilities                             2,379,900
-----------------------------------------------------------------------------------------------------------------------
   Cash and deposits                               107,674     Trade notes payable                               1,117
   Trade accounts receivable                     1,206,641     Trade accounts payable                        1,044,613
   Marketable securities                           922,033     Other payables                                  393,585
   Finished goods                                  147,413     Income taxes payable                            218,256
   Raw materials                                    27,336     Accrued expenses                                491,032
   Work in process                                 109,970     Deposits received                               207,254
   Supplies                                          8,177     Other                                            24,040
   Short-term loans                                476,766   ----------------------------------------------------------
   Deferred income taxes                           259,372   Long-term liabilities                             842,213
   Other                                           536,835   ----------------------------------------------------------
   Less: Allowance for doubtful                     (6,500)    Bonds                                           500,000
        accounts                                               Allowance for retirement benefits               288,961
                                                               Deferred income taxes                            24,798
                                                               Other                                            28,454
-----------------------------------------------------------  ----------------------------------------------------------
Fixed assets                                     6,113,286            Total liabilities                      3,222,114
-----------------------------------------------------------  ----------------------------------------------------------
  Property, plant and equipment                  1,279,608           Shareholders' equity
-----------------------------------------------------------  ----------------------------------------------------------
   Buildings                                       377,018   Common stock                                      397,049
   Structures                                       40,401   ----------------------------------------------------------
   Machinery and equipment                         291,186   Capital surplus                                   416,970
   Vehicle and delivery equipment                   13,663   ----------------------------------------------------------
   Tools, furniture and fixtures                    88,795     Capital reserve                                 416,970
   Land                                            385,886   ----------------------------------------------------------
   Construction in progress                         82,656   Retained earnings                               6,614,868
-----------------------------------------------------------  ----------------------------------------------------------
  Investments and other assets                   4,833,678     Legal reserve                                    99,454
-----------------------------------------------------------    Reserve for losses on overseas                      197
   Investments in securities                     2,314,903        investments
   Investments in subsidiaries and               1,945,521     Reserve for special depreciation                  3,196
    affiliates                                                 Reserve for reduction of                          6,586
   Long-term loans                                 476,422        acquisition cost of fixed assets
   Other                                           127,430     General reserve                               5,340,926
   Less: Allowance for doubtful                    (30,600)    Unappropriated retained earnings at           1,164,506
        accounts                                                  end of year
                                                             Net unrealized gains on other                     518,155
                                                                  securities
                                                             Less: treasury stock                           (1,260,148)
                                                             ----------------------------------------------------------
                                                                 Total shareholders' equity                  6,686,895
-----------------------------------------------------------  ----------------------------------------------------------
             Total assets                        9,909,010   Total liabilities and shareholders'             9,909,010
                                                                            equity
-----------------------------------------------------------  ----------------------------------------------------------

Notes:
1.  Short-term receivables from subsidiaries and affiliates: 1,471,267 million yen
2.  Long-term receivables from subsidiaries and affiliates: 376,411 million yen
3.  Short-term payables to subsidiaries and affiliates: 1,056,216 million yen
4.  Accumulated depreciation for property, plant and equipment: 3,388,040 million yen
5.  Assets pledged as collateral Marketable securities:      9,012 million yen
                                   Investment securities:    2,019 million yen
6.  Guarantees: 69,348 million yen
7.  Export bill discounted: 3,779 million yen
8.  The increase of net assets due to stating fair value of certain assets in accordance with the former Commercial Code Enforcement Regulation (Article 124 Item 3) is 518,155 million yen.
9.  The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan, no portion of the trust offsetting the severance indemnity plan.

                       UNCONSOLIDATED STATEMENT OF INCOME

                   (Million yen; amounts less than one million yen are omitted.)
--------------------------------------------------------------------------------
                                                                   FY2006
                                                            (April 2005 through
                                                                March 2006)
--------------------------------------------------------------------------------
Net sales                                                        10,191,838
Cost of sales                                                     8,248,627
Selling general and administrative expenses                       1,095,212
      Operating income                                              847,998
Non-operating income                                                342,165
       Interest income                                               18,686
       Dividend income                                              228,670
       Other non-operating income                                    94,808
Non-operating expenses                                               85,382
       Interest expenses                                             10,715
       Other non-operating expenses                                  74,666
       Ordinary income                                            1,104,781

       Income before income taxes                                 1,104,781
       Income taxes - current                                       354,100
       Income taxes - deferred                                     (15,279)
       Net income                                                   765,961
       Unappropriated retained earnings brought                     512,778
       forward
       Loss on sales of treasury stock                                  388
       Interim cash dividends                                       113,844
       Unappropriated retained earnings at end of year            1,164,506
-------------------------------------------------------------------------------
Notes:
1.   Sales to subsidiaries and affiliates: 6,617,657 million yen
2.   Purchases from subsidiaries and affiliates: 4,548,728 million yen
3. Non-operating transactions with subsidiaries and affiliates: 366,219 million yen
4.   Net income per share: 235.20 yen

                         SIGNIFICANT ACCOUNTING POLICIES

1.   Valuation of securities:

     Stocks of subsidiaries are stated at cost determined using the moving average method.

     Other securities:
          Other securities with fair value are stated at fair value based on market prices, etc., at the end of each fiscal year.
          Other securities not practicable to fair value are stated at cost determined using the moving average method.

2.   Valuation of inventories:

     Finished goods, work in process, and supplies are principally stated at cost, as determined by the periodic average method.

     Raw materials are stated at the lower of cost or market value, as determined by last-in first-out method.

3. Depreciation of property, plant and equipment is computed by the declining balance method.

4.   Significant reserves:

     Allowance for doubtful accounts:
     To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of receivables.

     Allowance for retirement benefits:
     Principally to provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the year and an amount incurred is changed to income.

5.   Consumption taxes are computed based on the net-of-tax method.

           Proposed Appropriation of Unconsolidated Retained Earnings

--------------------------------------------------------------------------------
                                                              Amount (yen)
Unappropriated retained earnings at end of year              1,164,506,958,694
Reversal of reserve for losses on overseas investments              33,287,751
Reversal of reserve for reduction of acquisition                    24,693,188
    cost of fixed assets
Total                                                        1,164,564,939,633
The proposed appropriation is as follows:
Cash dividends                                                 178,296,660,685
per share                                                                   55
Bonuses to Directors                                               676,000,000
Bonuses to Corporate Auditors                                       51,500,000
Reserve for special depreciation                                   830,511,177
General reserve                                                400,000,000,000
Unappropriated retained earnings to be carried forward         584,710,267,771
--------------------------------------------------------------------------------

Note: An interim dividend of 35 yen per share was paid on November 25, 2005, to shareholders (including the beneficial shareholders notified by Japanese Securities Depository Center, Inc.) or registered pledgees, listed on the shareholders' record as of September 30, 2005. Total interim dividends paid were in the amount of 113,844,498,040 yen.

Interim Accounting Measures
These financial statements were prepared in accordance with the former Commercial Code pursuant to Article 99 of the Act for Maintenance, Etc. of Relevant Acts Relating to the Enforcement of the Corporation Act (Law No. 87 of July 26, 2005).

                  Independent Auditors' Report (Certified Copy)
                  ---------------------------------------------
                              (English Translation)

                                                                     May 2, 2006
To the Board of Directors
Toyota Motor Corporation
                                  ChuoAoyama PricewaterhouseCoopers

                                    Kazunori Tajima, CPA
                                    Engagement Partner
                                    Masaki Horie, CPA
                                    Engagement Partner
                                    Akihiko Nakamura, CPA
                                    Engagement Partner
                                    Hitoshi Kiuchi, CPA
                                    Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the former "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabushiki-Kaisha)" of Japan, the financial statements, which consist of the unconsolidated balance sheet, unconsolidated statement of income, business report (limited to the accounting figures included therein) and the proposed appropriation of unconsolidated retained earnings, and supplementary schedules (limited to the accounting figures included therein) of Toyota Motor Corporation (hereinafter referred to as the "Company") for the 102nd fiscal year from April 1, 2005 to March 31, 2006. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.


As a result of our audit, it is our opinion that:

(1) The unconsolidated balance sheet and unconsolidated statement of income present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) The business report of the Company (limited to the accounting figures included therein) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) The proposed appropriation of unconsolidated retained earnings is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the former Commercial Code of Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

  We continuously provide to the Company those services that are allowed to be provided simultaneously with audit in accordance with the provisions of Article 2 Paragraph 2 of the Certified Public Accountant Law of Japan.

              Board of Corporate Auditors' Report (Certified Copy)
                                  Audit Report

The Board of Corporate Auditors has prepared this Audit Report based on reports from each of the Corporate Auditors on the auditing methods and results pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2006 extending from April 1, 2005 through March 31, 2006, and report as follows.

1.   Overview of Corporate Auditors' Auditing Method

     Based on auditing guidelines and the audit plan adopted by the Board, each of the Corporate Auditors obtained reports on operational matters from Directors and senior executives who attended Directors' meetings and other important meetings. The Corporate Auditors also reviewed important documents, surveyed operations and assets at company head offices, production facilities, and business offices, and obtained reports from subsidiaries as needed. In addition, the Corporate Auditors received reports and explanations from the independent auditor to review financial statements and its supplemental information.

With respect to "kyogyo torihiki" (competitive transactions) by Directors, profit-contradictory transactions between Directors and the company, the granting by the company of benefits without consideration, non-regular transactions with subsidiaries or shareholders, acquisition and disposal of treasury stock, and other transactions, the situation of these transactions was reviewed in detail when necessary as well as being subjected to the above mentioned auditing method.

2.   Result of Audit
(1) The auditing methods employed by the ChuoAoyama PricewaterhouseCoopers, which was retained to conduct the audit, and the results of the audit are appropriate.
(2) The Business Review accurately represents the company's operating situation as required by law.
(3) The proposed appropriation of unconsolidated retained earnings is appropriate in light of the company's asset situation and other circumstances.
(4) The supporting materials accurately represent the content listed, and contain nothing contrary to provisions of law.
(5) The Directors engaged in no improprieties or violations of law or convention in their conduct of their duties including those duties in subsidiaries.

Our audit found no "kyogyo torihiki" by Directors, no profit-contradictory transactions between Directors and the company, no granting by the company of benefits without consideration, no non-regular transactions with subsidiaries or shareholders, no acquisition or disposal of treasury stock that violate Directors' duties.

May 6, 2006

                      Toyota Motor Corporation Board of Corporate Auditors
                   Full-time Corporate Auditor               Hideaki Miyahara
                   Full-time Corporate Auditor                Yoshiro Hayashi
                   Full-time Corporate Auditor               Chiaki Yamaguchi
                   Corporate Auditor                         Yasutaka Okamura
                   Corporate Auditor                             Hiromu Okabe
                   Corporate Auditor                              Yoichi Kaya
                   Corporate Auditor                         Tadashi Ishikawa

Note: Mr. Yasutaka Okamura and Mr. Yoichi Kaya satisfy the qualifications of outside corporate auditors as provided in Paragraph 1, Article 18 of the former "Special Law of the Commercial Code Concerning the Audit, etc., of Stock Corporations."

                                                    CONSOLIDATED BALANCE SHEET
                                                                       (Amounts are rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------------------
                                              FY2006                                                     FY2006
                                              (As of                                                     (As of
                                          March 31, 2006)                                           March 31, 2006)
-----------------------------------------------------------------------------------------------------------------------
                Assets                                                   Liabilities
-----------------------------------------------------------------------------------------------------------------------
Current assets                                 10,735,222   Current liabilities                           10,028,735
----------------------------------------------------------  -----------------------------------------------------------
   Cash and cash equivalents                    1,569,387      Short-term borrowings                       3,033,019
   Time deposits                                   50,349      Current portion of long-term                1,723,888
                                                                 debt
   Marketable securities                          634,879      Accounts payable                            2,086,587
   Trade accounts and notes
     receivable, less allowance for             1,980,680      Other payables                                730,184
     doubtful accounts
   Finance receivables, net                     3,497,319      Accrued expenses                            1,464,263
   Other receivables                              416,336      Income taxes payable                          347,488
   Inventories                                  1,620,975      Other current liabilities                     643,306
   Deferred income taxes                          520,494   -----------------------------------------------------------
   Prepaid expenses and other current             444,803      Long-term liabilities                       7,552,831
   assets                                                   -----------------------------------------------------------
------------------------------------------------------------   Long-term debt                              5,640,490
 Noncurrent finance  receivables, net           4,830,216      Accrued pension and severance                 679,918
------------------------------------------------------------      costs
Investments and other assets                    6,099,529      Deferred income taxes                       1,092,995
------------------------------------------------------------
   Marketable securities and other              3,402,523      Other long-term liabilities                   139,428
      securities investments
   Affiliated companies                         1,828,369   -----------------------------------------------------------
   Employees receivables                           75,094   Total liabilities                             17,581,566
   Other                                          793,543   -----------------------------------------------------------
----------------------------------------------------------  Minority interest in consolidated                589,580
Property, plant and equipment                   7,066,628               subsidiaries
----------------------------------------------------------  -----------------------------------------------------------
   Land                                         1,215,897      Shareholders' equity
   Buildings                                    3,156,613   -----------------------------------------------------------
   Machinery and equipment                      8,482,832      Common stock                                  397,050
   Vehicles and equipment on                    2,605,426      Additional paid-in capital                    495,250
     operating leases                                          Retained earnings                          10,459,788
   Construction in progress                       397,076      Accumulated other                             437,316
   Less-Accumulated depreciation               (8,791,216)       comprehensive income
                                                               Treasury stock, at cost                    (1,228,955)

----------------------------------------------------------  -----------------------------------------------------------
             Total assets                      28,731,595       Total shareholders' equity                10,560,449
                                                            -----------------------------------------------------------
----------------------------------------------------------   Total liabilities and shareholders'          28,731,595
                                                                           equity
                                                            -----------------------------------------------------------

Notes:
1.   Allowance for doubtful accounts and credit losses: 163,471 million yen
2.   Breakdown of accumulated other comprehensive income
         Foreign currency translation adjustments: (170,923) million yen Unrealized gains on securities: 620,008 million yen
         Minimum pension liability adjustments: (11,769) million yen
3.   Assets pledged as collateral: 143,381 million yen
4.   Guarantees: 1,236,977 million yen

                        CONSOLIDATED STATEMENT OF INCOME

                               (Amounts are rounded to the nearest million yen.)
--------------------------------------------------------------------------------
                                                                    FY2006
                                                             (April 2005 through
                                                                 March 2006)
--------------------------------------------------------------------------------
Net revenues                                                     21,036,909
      Sales of products                                          20,059,493
      Financing operations                                          977,416
Cost and expenses                                                19,158,567
      Cost of products sold                                      16,335,312
      Cost of financing operations                                  609,632
      Selling, general and administrative                         2,213,623
Operation income                                                  1,878,342
Other income (expense)                                              209,018
      Interest and dividend income                                   93,970
      Interest expense                                              (21,601)
      Foreign exchange gain, net                                     10,789
      Other income, net                                             125,860
Income before income taxes, minority                              2,087,360
   interest and equity in earnings of affiliated companies
Provision for income taxes                                          795,153
Income before minority interest and                               1,292,207
   equity in earnings of affiliated companies
Minority interest in consolidated subsidiaries                      (84,393)
Equity in earnings of affiliated companies                          164,366
Net income                                                        1,372,180
--------------------------------------------------------------------------------
Note:  Net income per share
            Basic: 421.76 yen
            Diluted: 421.62 yen

                         SIGNIFICANT ACCOUNTING POLICIES

1.   Basis of preparations of consolidated financial statements:

     Pursuant to the provision of the former Commercial Code Enforcement Regulations Article 179 Paragraph 1, TMC's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Also, pursuant to Paragraph 1 of above-mentioned provision, certain supplementary material and notes required under U.S. GAAP are omitted.

2.   Valuation of securities:

     Available-for-sale is stated at fair value, and held-to-maturity securities are stated at amortized cost.

3.   Valuation of inventories:

     Inventories asset's are valued at acquisition cost to the extent it does not exceed market value. The acquisition cost of inventory is calculated by the periodic average method, with the exception of the finished products of certain subsidiaries, which are valued by the specific identification method.

4.   Depreciation of property, plant and equipment / tangible fixed assets:

     The methods of depreciation used for property, plant and equipment / tangible fixed assets are primarily the declining balance method for TMC and subsidiaries in Japan, and straight-line method for overseas subsidiaries.

5.   Amortization of goodwill and intangible assets:

     Goodwill and intangible assets with an indefinite life are not amortized, and are tested once a fiscal year for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Intangible assets with a definite life are amortized on a straight-line method.

6.   Method of recoding main reserves:

           Allowance for doubtful accounts and allowance for credit losses:
           Lease reserves and financial loss reserves:
           Reserves are recorded based on the frequency of losses and the significance.

           Severance pay reserves:
           Calculation of severance pay obligations is conducted based on the average number of years of service, and severance pay reserves are recorded after adjusting pension assets, past service cost, and unrecognized actuarial loss.

Interim Accounting Measures
These consolidated financial statements were prepared in accordance with the former "Special Law of the Commercial Code concerning the Audit, etc. of Stock Corporations" pursuant to Article 56 of the Act for Maintenance, Etc. of Relevant Acts Relating to the Enforcement of the Corporation Act (Law No. 87 of July 26, 2005).

                  Independent Auditors' Report (Certified Copy)
                  ---------------------------------------------
                              (English Translation)

                                                                    May 19, 2006
To the Board of Directors
   Toyota Motor Corporation

                                             ChuoAoyama PricewaterhouseCoopers

                                             Kazunori Tajima, CPA
                                             Engagement Partner
                                             Masaki Horie, CPA
                                             Engagement Partner
                                             Akihiko Nakamura, CPA
                                             Engagement Partner
                                             Hitoshi Kiuchi, CPA
                                             Engagement Partner


We have audited, pursuant to Article 19-2. paragraph 3 of the former "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (kabushiki-Kaisha)" of Japan, the consolidated financial statements, ie., which consist of the consolidated balance sheet and the consolidated statements of income, of Toyota Motor Corporation (hereinafter referred to as the "Company") for the 102nd fiscal year from April 1, 2005 to March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that the above-mentioned consolidated financial statements of the Company present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

We continuously provide to the Company those services that are allowed to be provided simultaneously with audit in accordance with the provisions of Article 2 paragraph 2 of the Certified Public Accountant Law of Japan.

                       Board of Corporate Auditor's Report
          concerning Consolidated Financial Statements (Certified Copy) Auditors' Report concerning Consolidated Financial Statements

The Board of Corporate Auditors has prepared this Audit Report based on reports from each of the Corporate Auditors on the auditing methods and results pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2006 extending from April 1, 2005 through March 31, 2006, and report as follows.

1.   Overview of Corporate Auditors' Auditing Method
     Each auditor received reports and explanations concerning the consolidated financial statements from directors and accounting auditors and performed audits in accordance with the audit policies and audit implementation plans adopted by the board of auditors.

2.   Result of Audit
     The auditing methods employed by the ChuoAoyama PricewaterhouseCoopers, which was retained to conduct the audit, and the results of the audit are appropriate.

May 26, 2006

                            Toyota Motor Corporation Board of Corporate Auditors
                           Full-time Corporate Auditor          Hideaki Miyahara
                           Full-time Corporate Auditor           Yoshiro Hayashi
                           Full-time Corporate Auditor          Chiaki Yamaguchi
                           Corporate Auditor                    Yasutaka Okamura
                           Corporate Auditor                        Hiromu Okabe
                           Corporate Auditor                         Yoichi Kaya
                           Corporate Auditor                    Tadashi Ishikawa

Note: Mr. Yasutaka Okamura and Mr. Yoichi Kaya satisfy the qualifications of outside corporate auditors as provided in Paragraph 1, Article 18 of the former "Special Law of the Commercial Code Concerning the Audit, etc., of Stock Corporations."

                               Reference Documents


Proposed resolution and reference documents


Proposed Resolution 1: Approval of Proposed Appropriation of Retained Earnings for the FY2006 Term

The proposal calls for profit distribution as described in the appended document (p. 24).

TMC deems the benefit of its shareholders as one of its priority management policies and is committed to promoting its business while improving its corporate foundations. With respect to the payment of dividends, TMC seeks to enhance the distribution of profits by striving to raise the consolidated dividend payout ratio to progressively higher levels, while giving due consideration to factors such as the business results of each term and new investment plans.

We would like to offer a year-end dividend of 55 yen per share.

Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2006 will be 90 yen per share, and the consolidated payout ratio will be 21.3 %.

Executive bonuses constitute compensation to Directors or Corporate Auditors, and therefore, taking into consideration financial results for the FY2006 term and various other factors, we request approval for payment of 676 million yen in bonuses to Directors and 51.5 million yen in bonuses to Corporate Auditors to the 26 Directors and 7 Corporate Auditors in office at the end of the fiscal year.

Proposed Resolution 2: Partial Amendment of the Articles of Incorporation

Summary of the Proposed Resolution and Reasons for the Amendment

1.   In accordance with the enforcement of the "Corporation Act" (Law No. 86,
     2005) as of May 1, 2006, TMC will establish new provisions in its Articles of Incorporation as below:
     (1) TMC will establish a new provision which provides for the rights that the shareholders may exercise with regard to shares constituting less than one unit (tangen) of shares (proposed amendment of Article 6, Paragraph 2).
     (2) For the purpose of the efficient procedures of general shareholder's meetings, TMC will establish a new provision which enables TMC to determine the number of proxies attending general shareholder's meetings (proposed amendment of Article 14, Paragraph 3).
     (3) TMC will establish a new provision which enables the disclosure of reference documents, etc. for general shareholder's meetings on the Internet which shall be deemed as the delivery of such documents (proposed amendment of Article 15). With regard to this provision, TMC has not decided to exercise it immediately after the amendment of its Articles of Incorporation, but will hereafter consider its execution.
     (4) In order to make flexible decisions in response to the various changes in business conditions, TMC will establish a new provision which enables resolutions of meetings of the Board of Directors by way of written document (proposed amendment of Article 19, Paragraph 3).
     (5) TMC will establish a new provision which enables conclusion of liability limitation agreements with outside Corporate Auditors (proposed amendment of Article 29).
     (6) TMC will establish a new provision which enables distribution of dividends from surplus by a resolution of the Board of Directors (proposed amendment of Article 32, Paragraph 3). With regard to this provision, TMC will not exercise it immediately after the amendment of its Articles of Incorporation, but will make such amendment in order to secure flexible capital policy.

2. In accordance with the abolishment of the system for deducting the number of shares repurchased and cancelled from the total number of authorized shares in the "Corporation Act" (Law No. 86, 2005), the descriptions concerning such deduction will be deleted, and the number of shares that have been deducted in previous years will be added to the total number of authorized shares (proposed amendment of Article 5, Paragraph 1).

3. In addition to the above, TMC will make necessary amendments, such as addition and deletion of provisions, change of expressions and renumbering of Articles.

The content of the proposed revision is as follows.

                                                                                        (Amended parts are underlined.)
-----------------------------------------------------------------------------------------------------------------------
             Current Articles of Incorporation                                 Proposed Amendments
=======================================================================================================================
  CHAPTER II.  SHARES                                        CHAPTER II.  SHARES
-----------------------------------------------------------------------------------------------------------------------
  Article 5. (Total Number of Authorized Shares, Number      Article 5. (Total Number of Authorized Shares and
             ------------------------------------------                  -------------------------------------
    of Shares Constituting One Unit (tangen) and               Issuance of Share Certificates)
    --------------------------------------------               ------------------------------
    Non-issuance of Share Certificates for Less than a
    --------------------------------------------------
    Unit (tangen) of Shares)
    -----------------------
  1.  The total number of shares authorized to be issued     1.  The total number of shares which the Corporation
      --------------------------------------------------         ---------------------------
  by the Corporation shall be ten billion (10,000,000,000).     is authorized to issue shall be ten billion (10,000,000,000).
  Provided, however, that in the event the Corporation             -------------------
  ----------------------------------------------------
  repurchases and cancels any of its issued shares, the
  -----------------------------------------------------
  total number of such authorized shares shall be reduced
  -------------------------------------------------------
  by the number of such repurchased and cancelled shares
  ------------------------------------------------------
  accordingly.
  ------------
  (New)                                                      2.  The Corporation shall issue share certificates
                                                             --------------------------------------------------
                                                             representing its issued shares.
                                                             -------------------------------
                                                           ------------------------------------------------------------
  (New)                                                      Article 6. (Number of Shares Constituting One Unit
                                                             --------------------------------------------------
                                                               (tangen), Rights to Shares Constituting Less than
                                                               -------------------------------------------------
                                                               One Unit (tangen) and Non-issuance of Share
                                                               -------------------------------------------
                                                               Certificates for Shares Constituting Less than One
                                                               --------------------------------------------------
                                                               Unit (tangen))
                                                               --------------
  2.  The number of shares constituting one unit             1.  The number of shares constituting one unit
  ----------------------------------------------             ----------------------------------------------
  (tangen) of shares of the Corporation shall be hundred     (tangen) of shares of the Corporation shall be one
  --------                                                   --------
  (100).                                                     hundred (100).

  (New)                                                      2.  The shareholders of the Corporation are not
                                                             -----------------------------------------------
                                                             entitled to exercise any rights to shares constituting
                                                             ------------------------------------------------------
                                                             less than one unit (tangen) of shares held by the
                                                             -------------------------------------------------
                                                             shareholders, other than the rights provided for in
                                                             ---------------------------------------------------
                                                             each Item of Article 189, Paragraph 2 of the
                                                             --------------------------------------------
                                                             Corporation Act (Kaisha-hou).
                                                             -----------------------------
  3.  The Corporation shall not issue shares                 3.  Notwithstanding Paragraph 2 of the preceding
  certificates for shares less than one unit (tangen) of         --------------------------------------------
               -----------------------------------------     Article, the Corporation may choose not to issue share
  shares. Provided, however, that this provision shall       --------                 ----------
  ----------------------------------------------------       certificates representing its shares constituting less
  not apply if the Share Handling Regulations                             -----------------------------------------
  -------------------------------------------                than one unit (tangen) of shares.
  established by the Board of Directors provide              ---------------------------------
  ---------------------------------------------
  otherwise.
  ----------
-----------------------------------------------------------------------------------------------------------------------
  Article 6. (Repurchase of Shares)                          Article 7. (Acquisition of Own Shares)
          -   -----------   ------                                   -   -----------    ----------
  The Company may repurchase its own shares upon             The Corporation may acquire its own shares by a
                  ------------------------------                                 --------------------------
  approval by the Board of Directors by resolution in        resolution of the Board of Directors in accordance
  ------------                                               with the provisions of Article 165, Paragraph 2 of the
  accordance with the provisions of the Commercial Code                             -------------------------------
                                    -------------------      Corporation Act.
  Article 211-3 Paragraph 1 Item 2.                          ----------------
  ---------------------------------
-----------------------------------------------------------------------------------------------------------------------
  Article 7. (Transfer Agent)                                Article 8. (Transfer Agent)
          -   --------------                                         -   --------------
  1.  The Corporation shall have a transfer agent for        1. The Corporation shall have a transfer agent
                                 --------------------                                      ----------------
  its shares.                                                (kabunushimeibo-kanrinin).
  ----------                                                 -------------------------
  2.  The transfer agent and the location of its office      2.  The transfer agent and the location of its office
          --------------                                             --------------
  shall be selected by a resolution of the Board of          shall be designated by a resolution of the Board of
           --------                                                   ----------
  Directors, and public notice thereof shall be given.       Directors, and public notice thereof shall be given.

  3.  The register of shareholders (including the            3.  The register of shareholders (including the
  register of beneficial shareholders; hereinafter the       register of beneficial shareholders; hereinafter the
  same interpretation being applicable) and the register     same interpretation being applicable), the register of
                                        ---                                                       --
  of lost stock certificates shall be kept at the office     lost share certificates, and the register of stock
  of the transfer agent. The registration of the                                      -------------------------
         --------------  -----------------------             acquisition rights shall be kept at the office of the
  transfer of shares, the purchase of shares                 ------------------
  ------------------                                         transfer agent.  The entry or recording into the
  constituting less than one unit (tangen) and any other     --------------   -------------------------------
  matters related to the shares shall be handled by the      register of shareholders, the register of lost share
  transfer agent and not by the Corporation.                 ----------------------------------------------------
  --------------                                             certificates and the register of stock acquisition
                                                             --------------------------------------------------
                                                             rights, the purchase of shares constituting less than
                                                             ------
                                                             one unit (tangen) and any other matters related to the
                                                             shares and stock acquisition rights shall be handled
                                                                    -----------------------------
                                                             by the transfer agent and not by the Corporation.
                                                                    --------------
--------------------------------------------------------------------------------------------------------------------------
  Article 8. (Share Handling Regulations)                    Article 9. (Share Handling Regulations)
          -                                                          -
  The denomination of the share certificates of the          The denomination of the share certificates issued by
                                             --                                                         ---------
  Corporation, and the procedures for and fees for           the Corporation, and the procedures for and fees for
  registering the transfer of shares, purchasing shares      the entry or recording into the register of
  ----------------------------------                         -------------------------------------------
  constituting less than one unit (tangen) and any other     shareholders, the register of lost share certificates
  matters relating to the handling of shares shall be        -----------------------------------------------------
  subject to the Share Handling Regulations established      and the register of stock acquisition rights,
  by the Board of Directors.                                 --------------------------------------------
                                                             purchasing shares constituting less than one unit
                                                             (tangen) and any other matters relating to the
                                                             handling of shares and stock acquisition rights shall
                                                                                -----------------------------
                                                             be subject to the Share Handling Regulations
                                                             established by the Board of Directors.
-----------------------------------------------------------------------------------------------------------------------
  Article 9. (Record Date)                                   Article 10. (Record Date)
          -                                                          --
  1.  The Corporation shall, with respect to the shares
                             --------------------------      1.  The Corporation shall deem any shareholder
  issued on or before March 31 in each year, deem any        (including beneficial shareholders; hereinafter the
  -------------------------------------------                same interpretation being applicable) entered or
  shareholder (including the beneficial shareholder;         recorded in the final register of shareholders as of
  hereinafter the same interpretation being applicable)      March 31 in such year to be a shareholder entitled to
  entered or recorded in the final register of               exercise its rights at the ordinary general meeting of
  shareholders as of March 31 in such year to be a           shareholders for that business year.
  shareholder entitled to exercise its rights at the                               -------------
  ordinary general meeting of shareholders for that
  particular accounting period.  With respect to the
             ---------------------------------------
  shares issued during the period from April 1 to the
  ---------------------------------------------------
  date of the ordinary general meeting of shareholders,
  -----------------------------------------------------
  the Corporation shall deem any shareholder entered or
  -----------------------------------------------------
  recorded in the final register of shareholders as of
  ----------------------------------------------------
  the date of issue of such shares to be a shareholder
  ----------------------------------------------------
  entitled to exercise its rights at such ordinary
  ------------------------------------------------
  general meeting of shareholders.
  --------------------------------
  2.  (Omitted)                                              2.  (Unchanged)
-----------------------------------------------------------------------------------------------------------------------
  CHAPTER III.  GENERAL MEETINGS OF SHAREHOLDERS             CHAPTER III.  GENERAL MEETINGS OF SHAREHOLDERS
-----------------------------------------------------------------------------------------------------------------------
  Article 11. (Resolutions)                                  Article 12. (Resolutions)
          --                                                 1.  All resolutions of a general meeting of
  1.  All resolutions of a general meeting of                shareholders shall be adopted by a majority vote of
  shareholders shall be adopted by a majority vote of        the shareholders present at the meeting who are
  the shareholders present at the meeting, unless            entitled to vote, unless otherwise provided by laws
      ------------                                           and regulations or these Articles of Incorporation of
  otherwise provided by laws and regulations or the          the Corporation.

  Articles of Incorporation of the Corporation.              2.  Special resolutions as specified by Article 309,
                                                                                                     ------------
  2.  Special resolutions as specified by Article 343 of     Paragraph 2 of the Corporation Act shall be adopted by
                                          --------------     -----------------------------------                 --
  the Commercial Code shall be passed by not less than       not less than two-thirds (2/3) of the votes of the
      ----------------                ---                     shareholders present at the meeting who hold shares
  two-thirds of the voting rights held by the attending      representing in aggregate not less than one-third
  shareholders who hold not less than one-third of the       (1/3) of the voting rights of all shareholders who are
  voting rights of all shareholders.                                                       ------------------------
                   ----------------                          entitled to vote.
                                                             ----------------
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
  Article 13. (Exercise of Voting Rights by Proxy)           Article 14. (Exercise of Voting Rights by Proxy)
          --                                                         --
  1.  (Omitted)                                              1.  (Unchanged)
  2.  In cases where the preceding paragraph applies,        2.  In cases where the preceding paragraph applies,
  the shareholder or its proxy shall file with the           the shareholder or its proxy shall file with the
  ---                                                        Corporation a document establishing the proxy's power
  Corporation a document establishing the proxy's power      of representation for each general meeting of
  of representation.                                                          ----------------------------
                                                             shareholders.
                                                             ------------
                                                             3.  The Corporation may refuse a shareholder having
  (New)                                                      ---------------------------------------------------
                                                             two (2) or more proxies attend a general meeting of
                                                             ---------------------------------------------------
                                                             shareholders.
                                                             -------------
-----------------------------------------------------------------------------------------------------------------------
  (New)                                                      Article 15. (Deemed Delivery of Reference Documents,
                                                             ----------------------------------------------------
                                                               etc. for General Meeting of Shareholders)
                                                               -----------------------------------------
                                                             Upon convening a general meeting of shareholders, the
                                                             -----------------------------------------------------
                                                             Corporation may deem that the information which is
                                                             --------------------------------------------------
                                                             required to be described or indicated in reference
                                                             --------------------------------------------------
                                                             documents for the general meeting of shareholders,
                                                             --------------------------------------------------
                                                             business reports, financial statements and
                                                             ------------------------------------------
                                                             consolidated financial statements shall be provided to
                                                             ------------------------------------------------------
                                                             the shareholders, in the event that it is disclosed,
                                                             ----------------------------------------------------
                                                             pursuant to laws and regulations, through the method
                                                             ----------------------------------------------------
                                                             by which shareholders may receive such information
                                                             --------------------------------------------------
                                                             through an electronic means.
                                                             ----------------------------
-----------------------------------------------------------------------------------------------------------------------
  CHAPTER IV.  DIRECTORS AND BOARD OF DIRECTORS              CHAPTER IV.  DIRECTORS AND BOARD OF DIRECTORS
-----------------------------------------------------------------------------------------------------------------------
  Article 14. (Number of Directors)                          Article 16. (Number of Directors)
          --                                                         --
  The Corporation shall have no more than thirty (30)        The Corporation shall have no more than thirty (30)
  Directors.                                                 Directors.
-----------------------------------------------------------------------------------------------------------------------
  Article 15. (Election of Directors)                        Article 17. (Election of Directors)
          --                                                         --
  1.  Directors shall be elected at general meetings of      1.  Directors shall be elected by a resolution of a
                                 ---                                                         -------------------
  shareholders.                                              general meeting of shareholders.

  2.  Directors shall be elected by a majority vote of       2.  A resolution for the election of Directors shall
                         -------                                 ---------------------------------
  the shareholders present at the meeting who hold           be adopted by a majority vote of the shareholders
  shares representing in aggregate not less than             present at the meeting who hold shares representing in
  one-third (1/3) of the voting rights of all the            aggregate not less than one-third (1/3) of the voting
                                          -------            rights of all the shareholders who are entitled to
  shareholders.                                                        ----------------------------------------
  ------------                                               vote.
                                                             ----
  3.  (Omitted)                                              3.  (Unchanged)
-----------------------------------------------------------------------------------------------------------------------
  Article 16. (Term of Office of Directors)                  Article 18. (Term of Office of Directors)
          --                                                         --
  1.  The term of office of Directors shall expire at        1.  The term of office of Directors shall expire at
  the closing of the ordinary general meeting of             the closing of the ordinary general meeting of
  shareholders to be held for the last fiscal year of        shareholders to be held for the last business year of
                              -----------------------                                    -------------------------
  the Corporation ending within one (1) year after their     the Corporation ending within one (1) year after their
  ------------------------------------------------------     ------------------------------------------------------
  assumption of office.                                      election.
  --------------------                                       --------

  2.  The term of office of any Director elected in          2.  The term of office of any Director elected in
                                         -------                                                    -------
    order to increase the number of Directors or to fill       order to increase the number of Directors or to fill
    a vacancy shall be the balance of the term of office       a vacancy shall be the balance of the term of office
    of the other Directors who hold office at the time         of the other Directors who hold office at the time
    of his/ her election.                                      of his/ her election.

-----------------------------------------------------------------------------------------------------------------------
  Article 17. (Representative Directors and Executive        Article 20. (Representative Directors and Executive
          --                                                         --
    Directors)                                                 Directors)
  1.  The Corporation shall, by a resolution of the          1.  The Board of Directors shall designate one or more
      ---------------------------------------------              --------------------------------------------------
  Board of Directors, designate one or more Directors        Representative Directors by its resolution.
  ---------------------------------------------------        ------------------------------------------
  who shall represent the Corporation.
  -----------------------------------

  2.  The Corporation may, by a resolution of the Board      2.  The Board of Directors may appoint one Chairman of
                              -------------------------          ----------------------
    of Directors, appoint one Chairman of the Board, one       the Board, one President and one or more Vice
    --------------                                             Chairman of the Board, Executive Vice Presidents and
    President and one or more Vice Chairmen of the             Senior Managing Directors by its resolution.
    Board, Executive Vice Presidents and Senior Managing                                    --------------
    Directors.
-----------------------------------------------------------------------------------------------------------------------
   Article 18. (Honorary Chairmen and Senior Advisors)       Article 21. (Honorary Chairmen and Senior Advisors)
           --                                                        --
  The Corporation may appoint Honorary Chairmen and          The Board of Directors may appoint Honorary Chairmen
  Senior Advisors by a resolution of the Board of            ----------------------
                     ----------------------------            and Senior Advisors by its resolution.
  Directors.                                                                        --------------
  ---------
-----------------------------------------------------------------------------------------------------------------------
  Article 19. (Board of Directors)                           Article 19. (Board of Directors)
  (New)                                                      1.  The Corporation shall have a Board of Directors.
                                                             ----------------------------------------------------
  1.  (Omitted)                                              2.  (Unchanged)
  -                                                          -
  (New)                                                      3.  With respect to matters to be resolved by the
                                                             -------------------------------------------------
                                                             Board of Directors, the Corporation shall deem that
                                                             ---------------------------------------------------
                                                             such matters were approved by a resolution of the
                                                             -------------------------------------------------
                                                             Board of Directors when all the Directors express
                                                             -------------------------------------------------
                                                             their agreement in writing or by electronic records.
                                                             ----------------------------------------------------
                                                             Provided, however, that this provision shall not apply
                                                             ------------------------------------------------------
                                                             when any Corporate Auditor expresses his/her objection
                                                             ------------------------------------------------------
                                                             to such matters.
                                                             ----------------
  2.  In addition to the provisions of the preceding         4.  In addition to the preceding two (2) paragraphs,
  -                                                          -                                -------
  paragraph, the management of the Board of Directors        the management of the Board of Directors shall be
  shall be subject to the Regulations of the Board of        subject to the Regulations of the Board of Directors
  Directors established by the Board of Directors.           established by the Board of Directors.
-----------------------------------------------------------------------------------------------------------------------
  Article 20. (Exemption from Liability of Directors)        Article 22. (Exemption from Liability of Directors)
          --                                                         --
  The Corporation may exempt Directors (including former     In accordance with the provisions of Article 426,
                             ---------------------------     -------------------------------------------------
  Directors) from liability for their actions as             Paragraph 1 of the Corporation Act, the Corporation
  ----------------------------------------------             -----------------------------------
  stipulated in Article 266, Paragraph 1, Item 5 of the      may, by a resolution of the Board of Directors, exempt
  -----------------------------------------------------          -------------------------------------------
  Commercial Code within the limits specified in Article     Directors (including former Directors) from
  ------------------------------------------------------     -------------------------------------------
  266 Paragraphs 12,17,and 18 of the Commercial Code by      liabilities provided for in Article 423, Paragraph 1
  -----------------------------------------------------      ----------------------------------------------------
  resolution of the Board of Directors adopted in            of the Corporation Act within the limits stipulated by
  -----------------------------------------------            ------------------------------------------------------
  accordance with applicable law when such Directors         laws and regulations.
  --------------------------------------------------         ---------------------
  were performing their duties in good faith and in the
  -----------------------------------------------------
  absence of gross negligence.
  ----------------------------

-----------------------------------------------------------------------------------------------------------------------
  CHAPTER V.  CORPORATE AUDITORS AND BOARD OF CORPORATE      CHAPTER V.  CORPORATE AUDITORS AND BOARD OF CORPORATE
  AUDITORS                                                   AUDITORS
-----------------------------------------------------------------------------------------------------------------------
  Article 21. (Number of Corporate Auditors)                 Article 23. (Establishment of Corporate Auditors and
          --   ------                                                --   ---------------------------------------
                                                               Number of Corporate Auditors)
                                                               ------
  The Corporation shall have no more than seven (7)          The Corporation shall have no more than seven (7)
  Corporate Auditors.                                        Corporate Auditors.
-----------------------------------------------------------------------------------------------------------------------
  Article 22. (Election of Corporate Auditors)               Article 24. (Election of Corporate Auditors)
          --                                                         --
  1.  Corporate Auditors shall be elected at general         1.  Corporate Auditors shall be elected by a
                                          ---                                                        ----
  meetings of shareholders.                                  resolution of a general meeting of shareholders.
                                                             -------------
  2.  Corporate Auditors shall be elected by a majority      2.  A resolution for the election of Corporate
                                  -------                        ---------------------------------
    vote of the shareholders present at the meeting who        Auditors shall be adopted by a majority vote of the
    hold shares representing in aggregate not less than        shareholders present at the meeting who hold shares
    one-third (1/3) of the voting rights of all the            representing in aggregate not less than one-third
                                            -------            (1/3) of the voting rights of all the shareholders
    shareholders.                                                                            --------------------
    ------------                                               who are entitled to vote.
                                                               ------------------------
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
  Article 23. (Term of Office of Corporate Auditors)         Article 25. (Term of Office of Corporate Auditors)
          --                                                         --
  1.  The term of office of Corporate Auditors shall         1.  The term of office of Corporate Auditors shall
  expire at the closing of the ordinary general meeting      expire at the closing of the ordinary general meeting
  of shareholders to be held for the last fiscal year of     of shareholders to be held for the last business year
                                 -----------------------                                    ----------------------
  the Corporation ending within four (4) years after         of the Corporation ending within four (4) years after
  --------------------------------------------------         -----------------------------------------------------
  their assumption of office.                                their election.
  --------------------------                                 --------------

  2.  The term of office of any Corporate Auditor            2.  The term of office of any Corporate Auditor
  elected to fill a vacancy shall be the balance of the        elected to fill a vacancy shall be the balance of
  --------                                                     --------
  term of office of the Corporate Auditor whom he/she          the term of office of the Corporate Auditor whom
  succeeds.                                                    he/she succeeds.
-----------------------------------------------------------------------------------------------------------------------
  Article 24. (Full-time Corporate Auditor)                  Article 27. (Full-time Corporate Auditor)
          --                                                         --
  One or more full-time Corporate Auditors shall be          The Board of Corporate Auditors shall, by its
  -------------------------------------------------          ---------------------------------------------
  elected by the Corporate Auditors from among               resolution, select one or more full-time Corporate
  --------------------------------------------               --------------------------------------------------
  themselves.                                                Auditors.
  ----------                                                 --------
-----------------------------------------------------------------------------------------------------------------------
  Article 25. (Board of Corporate Auditors)                  Article 26. (Board of Corporate Auditors)
  -----------                                                -----------
  (New)                                                      1.  The Corporation shall have a Board of Corporate
                                                             ---------------------------------------------------
                                                             Auditors.
                                                             ---------
  1.  (Omitted)                                              2.  (Unchanged)
  -                                                          --
  2.  (Omitted)                                              3.  (Unchanged)
  -                                                          --
-----------------------------------------------------------------------------------------------------------------------
  Article 26. (Exemption from Liability of Corporate         Article 28. (Exemption from Liability of Corporate
          --                                                         --
    Auditors)                                                  Auditors)
  The Corporation may exempt Corporate Auditors              In accordance with the provisions of Article 426,
                             ------------------              -------------------------------------------------
  (including former Corporate Auditors) from liability       Paragraph 1 of the Corporation Act, the Corporation
  ----------------------------------------------------       ------------------------------------
  for their actions as stipulated in Article 266             may, by a resolution of the Board of Directors, exempt
  ----------------------------------------------                --------------------------------------------
  Paragraph 1 Item 5 of the Commercial Code within the       Corporate Auditors (including former Corporate
  ----------------------------------------------------       ----------------------------------------------
  limits specified in Article 266 Paragraph 12 of the        Auditors) from liabilities provided for in Article
  ---------------------------------------------------        --------------------------------------------------
  Commercial Code as applied mutatis mutandis under the      423, Paragraph 1 of the Corporation Act within the
  -----------------------------------------------------      --------------------------------------------------
  provisions of Article 280 Paragraph 1 of the               limits stipulated by laws and regulations.
  --------------------------------------------               ------------------------------------------
  Commercial Code by resolution of the Board of
  ---------------------------------------------
  Directors adopted in accordance with applicable law
  ---------------------------------------------------
  when such Corporate Auditors were performing their
  --------------------------------------------------
  duties in good faith and in the absence of gross
  ------------------------------------------------
  negligence.
  -----------

-----------------------------------------------------------------------------------------------------------------------
  (New Article)                                              Article 29. (Liability Limitation Agreement with
                                                             ------------------------------------------------
                                                               Outside Corporate Auditors)
                                                               ---------------------------
                                                             In accordance with the provisions of Article 427,
                                                             -------------------------------------------------
                                                             Paragraph 1 of the Corporation Act, the Corporation
                                                             ---------------------------------------------------
                                                             may enter into an agreement with outside Corporate
                                                             --------------------------------------------------
                                                             Auditors, limiting liabilities provided for in Article
                                                             ------------------------------------------------------
                                                             423, Paragraph 1 of the Corporation Act.
                                                             ----------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  (New Chapter)                                              CHAPTER VI.  ACCOUNTING AUDITOR
                                                             -------------------------------
-----------------------------------------------------------------------------------------------------------------------
  (New Article)                                              Article 30. (Accounting Auditor)
                                                             --------------------------------
                                                             The Corporation shall have an Accounting Auditor
                                                             ------------------------------------------------
                                                             (kaikeikansa-nin).
                                                             ------------------
-----------------------------------------------------------------------------------------------------------------------
  CHAPTER VI.  ACCOUNTS                                      CHAPTER VII.  ACCOUNTS
          --                                                         ---
-----------------------------------------------------------------------------------------------------------------------
  Article 27. (Fiscal Year and Closing Date of Accounts)     Article 31. (Business Year)
          --   ----------------------------------------              --   -------------
  The fiscal year of the Corporation shall be from April     The business year of the Corporation shall be one (1)
  ----------------                                           ------------------                            -------
  1 in each year to March 31 of the following year, and      year from April 1 of each year until March 31 of the
                                                    ---      ----
  the closing date of the Corporation's accounts shall       following year.
  ----------------------------------------------------
  be the last day of each fiscal year.
  -----------------------------------

-----------------------------------------------------------------------------------------------------------------------
  Article 28. (Dividends, etc.)                              Article 32. (Dividends from Surplus, etc.)
          --   --------------                                        --   ----------------------------
  1.  Dividends of the Corporation shall be paid in          1.  Dividends from surplus of the Corporation shall be
      ---------------------------------------------              --------------------------------------------------
  accordance with the register of shareholders as of the     paid to the shareholders or registered share pledgees
  ---------------                              ---------     -----------------------------------------------------
  closing date of the Corporation's accounts.                entered or recorded in the final register of
  ------------------------------------------                 --------------------------------
                                                             shareholders as of March 31 of each year.
                                                                         ----------------------------

  2.  The Corporation may, pursuant to a resolution of       2.  The Corporation may, by a resolution of the Board
                           -----------                                                --
  the Board of Directors, distribute such money as           of Directors, distribute dividends from surplus as
                          ------------------------                         ------------------------------------
  provided for in Article 293-5 of the Commercial Code       provided for in Article 454, Paragraph 5 of the
  ----------------------------------------------------       -----------------------------------------------
  (hereinafter referred to as interim dividends) in          Corporation Act to the shareholders or registered
  --------------------------------------------------         -------------------------------------------------
  accordance with the final register of shareholders as      share pledgees entered or recorded in the final
  ----------------                                           -----------------------------------
  of September 30 of each year.                              register of shareholders as of September 30 of each
                                                             year.

  (New)                                                      3.  In addition to the preceding two (2) paragraphs,
                                                             ----------------------------------------------------
                                                             the Corporation may, by a resolution of the Board of
                                                             ----------------------------------------------------
                                                             Directors, decide on matters provided for in each Item
                                                             ------------------------------------------------------
                                                             of Article 459, Paragraph 1 of the Corporation Act.
                                                             ---------------------------------------------------

  3.  No interest shall be paid on unpaid dividends or       4.  No interest shall be paid on unpaid dividends from
  -                                       -------------      -                                       --------------
  unpaid interim dividends.                                  surplus.
         -----------------                                   -------
-----------------------------------------------------------------------------------------------------------------------
  Article 29. (Dispensation from Payment of Dividends)       Article 33. (Dispensation from Payment of Dividends
          --                                ---------                --                                ---------
  The Corporation shall not be obliged to pay any              from Surplus, etc.)
  dividends or interim dividends after three (3) years         ------------------
  ------------------------------                             In the case where the dividends from surplus are paid
  have expired from the date of tender thereof.              -----------------------------------------------------
                                                             by cash, the Corporation shall not be obliged to pay
                                                             ---------
                                                             any dividends from surplus after three (3) years have
                                                             expired from the date of tender thereof.
                                                                                             -------
-----------------------------------------------------------------------------------------------------------------------
                 SUPPLEMENTARY PROVISIONS                                   SUPPLEMENTARY PROVISIONS
-----------------------------------------------------------------------------------------------------------------------
  Article 1. (Term of Office of Corporate Auditors)          (Delete)
  -------------------------------------------------
  With respect to the term of office of Corporate
  -----------------------------------------------
  Auditors in office prior to the closing of the
  ----------------------------------------------
  ordinary general meeting of shareholders held for the
  -----------------------------------------------------
  fiscal year ending in March 2003, "within four (4)
  --------------------------------------------------
  years after their assumption of office" as it appears
  -----------------------------------------------------
  in Article 22 shall be read as "within three (3) years
  ------------------------------------------------------
  after their assumption of office."
  ----------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                                                   (END)

Proposed Resolution 3: Election of 26 Directors

All the Directors will retire upon the expiration of their term of office at the conclusion of this shareholders' meeting. Accordingly, we ask for the election of 26 Directors. The candidates for the Directors are as follows:


Following are the nominees

------------------------------------------------------------------------------------------------------------------------------
  no.          Name         Position and main areas                   Brief career summary                      No. of TMC
           (birth date)    of responsibility of TMC                                                            shares owned
------------------------------------------------------------------------------------------------------------------------------
                                                      Apr.   1955     Joined Toyota Motor Sales Co., Ltd.
                                                      Jul.   1982     TMC Director
         Hiroshi                                      Sep.   1987     TMC Managing Director
1*       Okuda             TMC Chairman               Sep.   1988     TMC Senior Managing Director                     64,963
         (12/29/1932)                                 Sep.   1992     TMC Executive Vice President
                                                      Aug.   1995     TMC President
                                                      Jun.   1999     TMC Chairman
------------------------------------------------------------------------------------------------------------------------------
                                                      Apr.   1960     Joined TMC
                                                      Sep.   1988     TMC Director
                                                      Dec.   1988     Toyota Motor Manufacturing, U.S.A.,
                                                                      Inc. President
                                                      Sep.   1994     TMC Managing Director
                                                      Oct.   1994     Retired from Toyota Motor
2*       Fujio Cho         TMC Vice Chairman                          Manufacturing, U.S.A., Inc.                      33,105
         (2/2/1937)                                                   President
                                                      Jun.   1996     TMC Senior Managing Director
                                                      Jun.   1998     TMC Executive Vice President
                                                      Jun.   1999     TMC President
                                                      Jun.   2005     TMC Vice Chairman

                                                      (Non-TMC Executive Duties)
                                                      Chairman of Japan Automobile Manufacturers
                                                      Association, Inc.
------------------------------------------------------------------------------------------------------------------------------
                                                      Apr.   1965     Joined Ministry of International
                                                                      Trade and Industry
                                                      Jul.   1997     Ministry of International Trade and
                                                                      Industry Vice-Minister for
                                                                      International Affairs
         Katsuhiro                                    Jun.   1998     Retired from Ministry of
3*       Nakagawa         TMC Vice Chairman                           International Trade and Industry                21,800
         (3/11/1942)                                                  Vice-Minister for International
                                                                      Affairs
                                                      Jun.   2001     TMC Managing Director
                                                      Jun.   2002     TMC Senior Managing Director
                                                      Jun.   2003     TMC Executive Vice President
                                                      Jun.   2004     TMC Vice Chairman
------------------------------------------------------------------------------------------------------------------------------
                                                      Apr.   1964     Joined TMC
                                                      Sep.   1992     TMC Director
         Katsuaki                                     Jun.   1997     TMC Managing Director
4*       Watanabe          TMC President              Jun.   1999     TMC Senior Managing Director                     20,171
         (2/13/1942)                                  Jun.   2001     TMC Executive Vice President
                                                      Jun.   2005     TMC President
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
  no.          Name         Position and main areas                   Brief career summary                      No. of TMC
           (birth date)    of responsibility of TMC                                                            shares owned
------------------------------------------------------------------------------------------------------------------------------
                           TMC Executive Vice         Apr.   1966     Joined TMC
                           President                  Jun.   1996     TMC Director
                                                      Jun.   2001     TMC Managing Director
                           - Overseas Operations      Jun.   2003     TMC Senior Managing Director
                           (Overseas Planning         Jun.   2005     Executive Vice President
         Tokuichi          Operations Group, The
5*       Uranishi          Americas Operations        (Non-TMC Executive Duties)                                       20,633
         (5/3/1942)        Group, Europe & Africa     President of Toyota Motor Europe NV/SA
                           Operations Group and
                           Asia, Oceania & Middle
                           East Operations Group)
                           - Europe & Africa
                           Operations Group
------------------------------------------------------------------------------------------------------------------------------
                           TMC Executive Vice         Apr.   1967     Joined TMC
                           President                  Jun.   1996     TMC Director
                                                      Jun.   2001     TMC Managing Director
                           - Research & Development   Jun.   2003     TMC Senior Managing Director
                           (R & D Management,         Jun.   2005     TMC Executive Vice President
6*       Kazuo Okamoto     Technical                                                                                   15,564
         (2/20/1944)       Administration, Design,
                           Product Development,
                           Vehicle Engineering,
                           Motor Sports)
                           - Design Group
------------------------------------------------------------------------------------------------------------------------------
                           TMC Executive Vice         Apr.   1967     Joined Toyota Motor Sales Co., Ltd.
                           President                  Jun.   1997     TMC Director
7*       Kyoji Sasazu                                 Jun.   2001     TMC Managing Director                            21,092
         (6/11/1944)       - Domestic Sales           Jun.   2003     TMC Senior Managing Director
                           Operations                 Jun.   2005     TMC Executive Vice President
------------------------------------------------------------------------------------------------------------------------------
                           TMC Executive Vice         Apr.   1968     Joined TMC
                           President                  Jun.   1997     TMC Director
                                                      Jun.   2001     TMC Managing Director
                           - Corporate Planning       Jun.   2003     TMC Senior Managing Director
                           - General Management       Jun.   2005     TMC Executive Vice President
                           (General Administration
         Mitsuo            & Human Resources,         (Non-TMC Executive Duties)
8*       Kinoshita         Finance & Accounting,      Vice Chairman of Gamagori Marine Development Co.,                21,070
         (1/1/1946)        Information Systems)       Ltd.
                           - Business Development
                           - Government & Public
                           Affairs
                           - Housing
                           - Global Audit Div.
                           - Corporate Planning Div.
                           - Research Div.
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
  no.          Name         Position and main areas                   Brief career summary                      No. of TMC
           (birth date)    of responsibility of TMC                                                            shares owned
------------------------------------------------------------------------------------------------------------------------------
                           TMC Executive Vice         Apr.   1968     Joined Toyota Motor Sales Co., Ltd.
                           President                  Jun.   1997     TMC Director
                                                      Jun.   1999     Toyota Motor Sales, U.S.A., Inc.
                           - Overseas Operations                      President
                           (China Operations)         Jun.   2003     Retired from Toyota Motor Sales,
                           - Customer Service                         U.S.A., Inc. President
                           Operations                 Jun.   2003     TMC Senior Managing Director
                           - China Operations Group   Jun.   2005     TMC Executive Vice President
                           - China Office
                                                      (Non-TMC Executive Duties)
         Yoshimi                                      Vice Chairman of FAW Toyota Changchun Engine Co.,
9*       Inaba                                                        Ltd.                                             15,000
         (2/24/1946)                                  Vice Chairman of FAW Toyota Motor Sales Co., Ltd.
                                                      Chairman of Guangqi Toyota Engine Co., Ltd.
                                                      Vice Chairman of Guangzhou Toyota Motor Co., Ltd.
                                                      Vice Chairman of Sichuan FAW Toyota Motor Co.,Ltd.
                                                      Vice Chairman of Tianjin FAW Toyota Motor Co., Ltd.
                                                      Vice  Chairman of Tianjin  Toyota  Motor  Engine Co.,
                                                                      Ltd.
                                                      Chairman of Toyota Motor (China), Ltd.
                                                      Chairman of Toyota Motor (China) Investment Co., Ltd.
------------------------------------------------------------------------------------------------------------------------------
                           TMC Executive Vice         Apr.   1969     Joined TMC
                           President                  Jun.   1998     TMC Director
                                                      Jun.   2001     TMC Managing Director
         Takeshi           - Production               Jun.   2003     TMC Senior Managing Director
10*      Uchiyamada        - TQM                      Jun.   2005     TMC Executive Vice President                     20,464
         (8/17/1946)       - Environmental Affairs
                                                      (Non-TMC Executive Duties)
                                                      Chairman of Toyota Motor Technical Center (China)
------------------------------------------------------------------------------------------------------------------------------
                           TMC Executive Vice         Apr.   1970     Joined TMC
                           President                  Jun.   1999     TMC Director
                                                      Jun.   2002     TMC Managing Director
                           - Quality Control          Jun.   2003     TMC Senior Managing Director
                           - Research & Development   Jun.   2005     TMC Executive Vice President
         Masatami          (Power Train
11*      Takimoto          Development, Future                                                                         18,100
         (1/13/1946)       Project)
                           - Fuel Cell System
                           Development
                           - Power Train
                           Development Group
                           - Fuel Cell System
                           Development Group
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
  no.          Name         Position and main areas                   Brief career summary                      No. of TMC
           (birth date)    of responsibility of TMC                                                            shares owned
------------------------------------------------------------------------------------------------------------------------------
                           TMC Executive Vice         Apr.   1984     Joined TMC
                           President                  Jun.   2000     TMC Director
                                                      Jun.   2002     TMC Managing Director
                           - Product Management       Jun.   2003     TMC Senior Managing Director
12*      Akio Toyoda       - IT&ITS                   Jun.   2005     TMC Executive Vice President                  4,537,891
         (5/3/1956)        - Purchasing
                           - IT&ITS Group             (Non-TMC Executive Duties)
                           - e-TOYOTA Div.            Chairman of Digital Media Asia Pacific Ltd.
                                                      Chairman of Toyota FAW (Tianjin) Dies Co., Ltd.
                                                      Vice Chairman of Toyota Motor Technical Center
                                                                      (China)
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1971     Joined TMC
                           Director                   Jun.   1999     TMC Director
                                                      Jun.   2003     TMC Managing Officer
         Tetsuo            - Quality Group            Jun.   2004     TMC Senior Managing Director
13*      Hattori           - Vehicle Engineering                                                                        9,526
         (12/2/1946)       Group
                           - Future Project Div.
                           - Motor Sports Div.
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1970     Joined Toyota Motor Sales Co., Ltd.
                           Director                   Jun.   2000     TMC Director
                                                      Jun.   2003     TMC Managing Officer
                           - The Americas             Jun.   2003     Toyota Motor Sales, U.S.A., Inc.
                           Operations Group                           President
                                                      Jun.   2004     TMC Director
         Yukitoshi                                    Jun.   2005     Toyota Motor Sales, U.S.A., Inc.
14*      Funo                                                         Chairman                                          5,248
         (2/1/1947)                                   Jun.   2005     TMC Senior Managing Director

                                                      (Non-TMC Executive Duties)
                                                      Vice President of Calty Design Research, Inc.
                                                      President of Toyota Logistics Services, Inc.
                                                      President of TMS Mexico Investment, Inc.
                                                      Chairman of Toyota Motor Sales, U.S.A., Inc.
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1970     Joined Toyota Motor Sales Co., Ltd.
                           Director                   Jun.   2000     TMC Director
                                                      Jun.   2003     TMC Managing Officer
         Takeshi           - Finance & Accounting     Jun.   2004     TMC Senior Managing Director
15*      Suzuki            Group                                                                                        9,076
         (11/18/1947)      - Information Systems
                           Group
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
  no.          Name         Position and main areas                   Brief career summary                      No. of TMC
           (birth date)    of responsibility of TMC                                                            shares owned
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1971     Joined TMC
                           Director                   Jun.   2000     TMC Director
                                                      Jun.   2002     Toyota Motor Manufacturing North
                           - Production Control &                     America, Inc. President
                           Logistics Group            Jun.   2003     TMC Managing Officer
                           - Manufacturing Group      Jun.   2004     TMC Director
                           - TQM Promotion Div.       Jun.   2005     Retired from Toyota Motor
                                                                      Manufacturing North America, Inc.
16*      Atsushi Niimi                                                President
         (7/30/1947)                                  Jun.   2005     TMC Senior Managing Director                     11,038

                                                      (Non-TMC Executive Duties)
                                                      Chairman of Toyota Motor Manufacturing North
                                                                      America, Inc.
                                                      (Apr.  2006     The company's name was changed to
                                                                      Toyota Motor Engineering &
                                                                      Manufacturing North America, Inc.)
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Jul.   1969     Joined TMC
                           Director                   Jun.   2001     TMC Director
         Hajime                                       Jun.   2003     TMC Managing Officer
17*      Wakayama          - Business Development     Jun.   2005     TMC Senior Managing Director                      8,635
         (1/27/1946)       Group
                           - Purchasing Group
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1969     Joined Toyota Motor Sales Co., Ltd.
                           Director                   Jun.   2001     TMC Director
         Hiroshi Takada                               Jun.   2003     TMC Managing Officer
18*      (12/22/1946)      - Overseas Planning        Jun.   2005     TMC Senior Managing Director                      8,850
                           Operations Group
                           - Product Management Div.
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1969     Joined TMC
                           Director                   Jun.   2001     TMC Director
                                                      Jun.   2003     TMC Managing Officer
19*      Teiji Tachibana                              Jun.   2005     TMC Senior Managing Director                     10,100
         (1/18/1947)       - General Administration
                           & Human Resources Group    (Non-TMC Executive Duties)
                           - Housing Group            President of Toyota Housing Corporation
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
  no.          Name         Position and main areas                   Brief career summary                      No. of TMC
           (birth date)    of responsibility of TMC                                                            shares owned
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1970     Joined TMC
                           Director                   Jun.   2001     TMC Director
                                                      Jun.   2003     TMC Managing Officer
                                                      Jun.   2004     Toyota Motor Engineering &
                                                                      Manufacturing Europe S.A./N.V.
                                                                      President
                                                      Jun.   2005     TMC Senior Managing Director
                                                      Oct.   2005     Toyota Motor Europe NV/SA, Toyota
                                                                      Motor Marketing Europe NV/SA and
         Shinichi                                                     Toyota Motor Engineering &
20*      Sasaki                                                       Manufacturing
         (12/18/1946)                                                 Europe NV/SA merged under
                                                                      the name Toyota Motor Europe NV/SA.               8,010
                                                      Oct.   2005     President of Toyota Motor Europe
                                                                      NV/SA

                                                      (Non-TMC Executive Duties)
                                                      Chairman of Toyota Motor Industries Poland Sp.zo.o.
                                                      Chairman of Toyota Motor Manufacturing Turkey Inc.
                                                      President of Toyota Motor Europe NV/SA
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1970     Joined TMC
                           Director                   Jun.   2001     TMC Director
21*      Shin Kanada                                  Jun.   2003     TMC Managing Officer                              9,578
         (1/10/1948)       - Government & Public      Jun.   2005     TMC Senior Managing Director
                           Affairs Group
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1971     Joined Toyota Motor Sales Co., Ltd.
                           Director                   Jun.   2001     TMC Director
                                                      Jun.   2003     TMC Managing Officer
                           - Asia, Oceania & Middle   Jun.   2005     TMC Senior Managing Director
                           East Operations Group
22*      Akira Okabe       - Taiwan Office            (Non-TMC Executive Duties)                                       16,000
         (9/17/1947)                                  Chairman of Toyota Kirloskar Motor Private Ltd.
                                                      Chairman of Toyota Techno Park India Private Limited
                                                      Chairman of Toyota Kirloskar Auto Parts Private Ltd.
                                                      Chairman of Toyota Motor Vietnam Co., Ltd.
                                                      Chairman of Toyota Motor Asia Pacific Pte Ltd.
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1973     Joined TMC
                           Director                   Jun.   2001     TMC Director
                                                      Jun.   2003     TMC Managing Officer
                           - Technical                Jun.   2005     TMC Senior Managing Director
                           Administration Group
23*      Yoshio Shirai     - Product Development                                                                       11,000
         (5/1/1948)        Group
                           - Environmental Affairs
                           Div.
                           - R & D Management Div.
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
  no.          Name         Position and main areas                   Brief career summary                      No. of TMC
           (birth date)    of responsibility of TMC                                                            shares owned
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Jul.   1971     Joined Toyota Motor Sales Co., Ltd.
                           Director                   Jun.   2001     TMC Director
         Yoichiro                                     Jun.   2003     TMC Managing Officer
24*      Ichimaru          - Domestic Sales           Jun.   2005     TMC Senior Managing Director                     13,568
         (10/10/1948)      Operations Group
                           - Customer Service
                           Operations Group
------------------------------------------------------------------------------------------------------------------------------
                           TMC Senior Managing        Apr.   1975     Joined TMC
                           Director                   Jun.   2001     TMC Director
25*      Shoji Ikawa                                  Jun.   2003     TMC Managing Officer                             20,236
         (9/1/1949)        - Production Engineering   Jun.   2005     TMC Senior Managing Director
                           Group
------------------------------------------------------------------------------------------------------------------------------
                           TMC Honorary Chairman      Jul.   1952     Joined TMC
                                                      Jul.   1952     TMC Director
                                                      Jan.   1961     TMC Managing Director
                                                      Oct.   1967     TMC Senior Managing Director
                                                      Dec.   1972     TMC Executive Vice President
                                                      Jun.   1981     TMC Director
                                                      Jun.   1981     Toyota Motor Sales Co., Ltd.
                                                                      President
         Shoichiro                                    Jul.   1982     TMC President
26*      Toyoda                                       Sep.   1992     TMC Chairman                                 11,144,193
         (2/27/1925)                                  Jun.   1999     TMC Honorary Chairman and Director

                                                      (Non-TMC Executive Duties)
                                                      Director of Toyota Central Research & Development
                                                                      Laboratories, Inc.
                                                      Director of Genesis Research Institute, Inc.
                                                      Chairman of Towa Real Estate Co., Ltd.
------------------------------------------------------------------------------------------------------------------------------

Note: * Indicates current TMC Director.

Proposed Resolution 4: Election of 3 Corporate Auditors

The Corporate Auditors Mr. Yoshiro Hayashi, Mr. Hiromu Okabe and Mr. Tadashi Ishikawa will resign at the conclusion of this shareholders' meeting. Accordingly, please elect 3 Corporate Auditors. The proposal of this resolution at this Ordinary General Shareholders' Meeting was consented by the Board of Corporate Auditors.


Following is the nominee

------------------------------------------------------------------------------------------------------------------------------
  no.          Name         Position and main areas                   Brief career summary                      No. of TMC
           (birth date)    of responsibility of TMC                                                            shares owned
------------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1957     Joined Matsushita Electric Industrial Co.,
                                                                   Ltd.
                                                   Feb.   1987     Matsushita Electric Industrial Co., Ltd.
                                                                   Director
                                                   Jun.   1989     Matsushita Electric Industrial Co., Ltd.
                                                                   Managing Director
                                                   Jun.   1990     Matsushita Electric Industrial Co., Ltd
                                                                   Senior Managing Director
        Yoichi Morishita              --           Dec.   1992     Matsushita Electric Industrial Co., Ltd                 0
1       (6/23/1934)                                                Executive Vice President
                                                   Feb.   1993     Matsushita Electric Industrial Co., Ltd
                                                                   President
                                                   Jun.   2000     Matsushita Electric Industrial Co., Ltd
                                                                   Chairman

                                                   (Non-TMC Executive Duties)
                                                   President of Denshi Kaikan Co., Ltd.
------------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1963     Joined Mitsui Bank, Ltd.
                                                   Jun.   1991     Mitsui Taiyo Kobe Bank, Ltd, Director
                                                   Jun.   1995     The Sakura Bank, Ltd. Managing Director
                                                   Jun.   1996     The Sakura Bank, Ltd. Senior Managing
                                                                   Director
        Akishige Okada                             Jun.   1997     The Sakura Bank, Ltd. President
2       (4/9/1938)                     --          Apr.   2001     Sumitomo Mitsui Banking Corporation Chairman            0
                                                   Dec.   2002     Sumitomo Mitsui Financial Group, Inc.
                                                                   Chairman (concurrently held position)
                                                   Jun.   2005     Retired from Chairman of Sumitomo Mitsui
                                                                   Financial Group, Inc.
                                                   Jun.   2005     Sumitomo Mitsui Banking Corporation Advisor
------------------------------------------------------------------------------------------------------------------------------
                              General Manager,     Apr.   1976     Joined Toyota Motor Sales Co., Ltd.
        Masaki                Accounting Division  Jan.   2002     Dispatched to Toyota Motor Thailand Co.,
3       Nakatsugawa                                                                    Ltd.                            5,700
        (1/29/1953)                                Oct.   2004     General Manager, Accounting Division of TMC
------------------------------------------------------------------------------------------------------------------------------

Note 1: There are no special interests between the candidate and the Company.

Note 2: Among the above candidates, Yoichi Morishita and Akishige Okada satisfy the qualifications of outside corporate auditors as provided in Article 2 Paragraph 16 of "the Corporation Act"

Proposed Resolution 5: Issue of Stock Acquisition Rights without Consideration to Directors, Managing Officers and Employees, etc., of Toyota Motor Corporation and its Affiliates

Pursuant to Articles 236, 238, and 239 of the Corporation Act, we request authorization for the board of directors to issue Stock Acquisition Rights (stock options) without consideration, for the purpose of granting stock options, to directors, managing officers, employees, and other persons in similar positions at TMC and its affiliates and to determine the terms and conditions of such grants as described below.

Stock acquisition rights granted to TMC directors without consideration constitute non-monetary compensation of indeterminate value to directors. Consequently, we also request approval of the method of calculating the value of Stock Acquisition Rights allotted to the board as remuneration, etc. In the event Proposed Resolution 3 (Election of 26 Directors) is approved, the number of directors eligible for stock acquisition rights will be 26, and the number of stock acquisition rights granted to TMC directors will be limited to 9,100.


1.   Reason for Issue of Stock Acquisition Rights without Consideration

     TMC will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthening TMC's international competitiveness.

2.   Summary of Terms of Issue of Stock Acquisition Rights

     (1)  Grantees of the Stock Acquisition Rights

          Directors, Managing Officers and employees, etc., of TMC and its affiliates.

     (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

          Up to 3,500,000 shares of common stock of TMC.

          Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be offered.

     (3)  Total Number of Stock Acquisition Rights

          Up to 35,000

          The number of shares for purposes of Stock Acquisition Right (the "Number of Shares Granted") shall be 100; provided, however, that if TMC splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the allotment date of the Stock Acquisition Rights, the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula.


  Number of shares after       =       Number of shares              x               Ratio of split
        adjustment                     before adjustment                           (or consolidation)

          The adjustment above shall be made only to the unexercised rights remaining at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

     (4)  Monetary Amount Paid for Issuance of Stock Acquisition Rights

          Regarding Stock Acquisition Rights for which the authority to determine the terms and conditions of the offering is delegated to the Board of Directors, in accordance with the resolution of this year's Ordinary General Shareholders' Meeting, no monetary payment shall be required.

     (5)  Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights

          The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Shares Granted. The Exercise Price shall be as follows.

          The amount obtained by multiplying the closing price of TMC's common stock in regular trading on the Tokyo Stock Exchange on the allotment date of the Stock Acquisition Rights (if there is no transaction made on that day, then the closing price of the latest date prior to the allotment date of the Stock Acquisition Rights on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.
          In addition, the Exercise Price shall be adjusted as follows:


          (i) If TMC splits or consolidates its shares after the allotment date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

             Exercise Price           =          Exercise Price               x                     1
            after adjustment                    before adjustment                           ------------------
                                                                                              Ratio of split
                                                                                            (or consolidation)

          (ii) If TMC issues common stock or sells treasury stock of the common stock at a price below the market price after the allotment date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. No adjustment shall be made, however, in the event that Stock Acquisition Rights are exercised.

                                                                                                   Amount to be
   Exercise Price          Exercise Price            Number of            Number of shares             paid
  after adjustment   =   before adjustment       outstanding shares   +     newly issued      X     per share
                                              X                         -----------------------------------------
                                                                                      Market price
                                                -----------------------------------------------------------------
                                                        Number of
                                                   outstanding shares       +    Number of shares newly issued

               "Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

          (iii) In the event that other class of stock is allotted without consideration to the common shareholders, shares of other company are delivered to the common shareholders of TMC as dividends, or in any other similar instance where an adjustment of the Exercise Price is required, in each case after the allotment date of the Stock Acquisition Rights, an appropriate adjustment shall be made to the extent reasonable.

     (6)  Exercise Period of the Stock Acquisition Rights

          From August 1, 2008 to July 31, 2014

     (7)  Conditions of Exercise of Stock Acquisition Rights

         (i)   Each Stock Acquisition Right may not be partially exercised.

         (ii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders' Meeting to be held for the last fiscal year ending within two (2) years after the closing of the FY2006 Ordinary General Shareholders' Meeting of TMC, be a Director, Managing Officer on an employee, etc. of TMC or its affiliate, to which he/she belongs at the time such right is granted.

         (iii) The grantee of the Stock Acquisition Rights may exercise his or her Stock Acquisition Rights for up to two (2) years after the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which the grantee belongs at the time of grant. However, if the grantee loses such position due to retirement or resignation for personal reasons, or removal from office or dismissal, the Stock Acquisition Rights will expire immediately.

         (iv)  Stock Acquisition Rights may not be inherited.

         (v) Other exercise conditions shall be provided for by the resolution of the FY2006 Ordinary General Shareholders' Meeting and the resolution of a meeting of the Board of Directors.

     (8)  Events and Conditions of Acquisition of Stock Acquisition Rights by
          TMC

          Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if a General Shareholders' Meeting approves a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

     (9)  Restriction on Transfer of Stock Acquisition Rights

          Transfer of Stock Acquisition Rights shall be subject to an approval of the Board of Directors.

     (10) Matters concerning the Paid-in Capital and Additional Paid-in Capital to be Increased due to the Issuance or Transfer of Shares upon Exercise of Stock Acquisition Rights

          (i) Amount of capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of capital increase etc. which is calculated in accordance with Article 40, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

         (ii) Amount of additional paid-in capital to be increased due to the issuance or transfer of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by subtracting the amount of paid-in capital to be increased provided for in the immediately preceding paragraph (i) from the maximum amount of capital increase set forth in the immediately preceding paragraph
               (i).

     (11) Handling of Fraction

          In the case where the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

     (12) Calculate Method of the Fair Value of Stock Acquisition Rights

          The fair value of Stock Acquisition Rights shall be calculated by using the Black-Scholes model based on the various conditions of the allotment date.

          Reference:  The current fair value calculated by using the
                      Black-Scholes model is 1,431 yen per share.

Proposed Resolution 6: Acquisition of Own Shares

In order to improve capital efficiency and to implement flexible capital policies tailored to the business environment, we request authorization to acquire shares of TMC common stock up to a maximum of 30 million shares and to a maximum value of 200 billion yen, pursuant to the provisions of Article 156 of the Corporation Act during the one-year period from the day after the conclusion of this Ordinary General Shareholders' Meeting.


Proposed Resolution 7: Award of Bonus Payments to Retiring Corporate Auditors, and Payment of the Final Retirement Bonus to Directors Due to the Abolishment of the Retirement Bonus System for Directors.

In order to compensate the dedicated efforts of the 3 Corporate Auditors who will be resigning as of the conclusion of this General Shareholders' Meeting, bonuses in appropriate amounts will be provided in accordance with TMC's standards. The amounts, timing, method of payment, and so on will be determined by the Board of Auditors.

The following is the brief career summary of the Directors.

--------------------------------------------------------------------------------
             Name                                   Brief career summary
--------------------------------------------------------------------------------
Yoshiro Hayashi                       Jun. 2003     TMC Corporate Auditor
--------------------------------------------------------------------------------
Hiromu Okabe                          Jun. 2002     TMC Corporate Auditor
--------------------------------------------------------------------------------
Tadashi Ishikawa                      Jun. 2003     TMC Corporate Auditor
--------------------------------------------------------------------------------

The Board of Directors adopted a resolution during its meeting on April 26, 2006 to eliminate the system of paying bonuses to retiring Directors as a part of management reform effective as of the end of this General Shareholders Meeting. If Proposed Resolution 3 is approved, the 26 reappointed directors shall be paid final bonuses within a range of suitable amounts to be determined in accordance with standards adopted by TMC for their service through the conclusion of this shareholders meeting. The amounts, method of payment, and so on will be determined by the Board of Directors.
Payment will be made at the time of each individual's retirement.
The following is the brief career summary of the Directors who will be reappointed if Proposed Resolution 3 is approved.

--------------------------------------------------------------------------------
             Name                                  Brief career summary
--------------------------------------------------------------------------------
Hiroshi Okuda                        Jul. 1982     TMC Director
                                     Sep. 1987     TMC Managing Director
                                     Sep. 1988     TMC Senior Managing Director
                                     Sep. 1992     TMC Executive Vice President
                                     Aug. 1995     TMC President
                                     Jun. 1999     TMC Chairman
--------------------------------------------------------------------------------
Fujio Cho                            Sep. 1988     TMC Director
                                     Sep. 1994     TMC Managing Director
                                     Jun. 1996     TMC Senior Managing Director
                                     Jun. 1998     TMC Executive Vice President
                                     Jun. 1999     TMC President
                                     Jun. 2005     TMC Vice Chairman
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Katsuhiro Nakagawa                   Jun. 2001     TMC Managing Director
                                     Jun. 2002     TMC Senior Managing Director
                                     Jun. 2003     TMC Executive Vice President
                                     Jun. 2004     TMC Vice Chairman
--------------------------------------------------------------------------------
Katsuaki Watanabe                    Sep. 1992     TMC Director
                                     Jun. 1997     TMC Managing Director
                                     Jun. 1999     TMC Senior Managing Director
                                     Jun. 2001     TMC Executive Vice President
                                     Jun. 2005     TMC President
--------------------------------------------------------------------------------
Tokuichi Uranishi                    Jun. 1996     TMC Director
                                     Jun. 2001     TMC Managing Director
                                     Jun. 2003     TMC Senior Managing Director
                                     Jun. 2005     TMC Executive Vice President
--------------------------------------------------------------------------------
Kazuo Okamoto                        Jun. 1996     TMC Director
                                     Jun. 2001     TMC Managing Director
                                     Jun. 2003     TMC Senior Managing Director
                                     Jun. 2005     TMC Executive Vice President
--------------------------------------------------------------------------------
Kyoji Sasazu                         Jun. 1997     TMC Director
                                     Jun. 2001     TMC Managing Director
                                     Jun. 2003     TMC Senior Managing Director
                                     Jun. 2005     TMC Executive Vice President
--------------------------------------------------------------------------------
Mitsuo Kinoshita                     Jun. 1997     TMC Director
                                     Jun. 2001     TMC Managing Director
                                     Jun. 2003     TMC Senior Managing Director
                                     Jun. 2005     TMC Executive Vice President
--------------------------------------------------------------------------------
Yoshimi Inaba                        Jun. 1997     TMC Director
                                     Jun. 2003     TMC Senior Managing Director
                                     Jun. 2005     TMC Executive Vice President
--------------------------------------------------------------------------------
Takeshi Uchiyamada                   Jun. 1998     TMC Director
                                     Jun. 2001     TMC Managing Director
                                     Jun. 2003     TMC Senior Managing Director
                                     Jun. 2005     TMC Executive Vice President
--------------------------------------------------------------------------------
Masatami Takimoto                    Jun. 1999     TMC Director
                                     Jun. 2002     TMC Managing Director
                                     Jun. 2003     TMC Senior Managing Director
                                     Jun. 2005     TMC Executive Vice President
--------------------------------------------------------------------------------
Akio Toyoda                          Jun. 2000     TMC Director
                                     Jun. 2002     TMC Managing Director
                                     Jun. 2003     TMC Senior Managing Director
                                     Jun. 2005     TMC Executive Vice President
--------------------------------------------------------------------------------
Tetsuo Hattori                       Jun. 2004     TMC Senior Managing Director
--------------------------------------------------------------------------------
Yukitoshi Funo                       Jun. 2004     TMC Director
                                     Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------
Takeshi Suzuki                       Jun. 2004     TMC Senior Managing Director
--------------------------------------------------------------------------------
Atsushi Niimi                        Jun. 2004     TMC Director
                                     Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------
Hajime Wakayama                      Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------
Hiroshi Takada                       Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------
Teiji Tachibana                      Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------
Shinichi Sasaki                      Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------
Shin Kanada                          Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------
Akira Okabe                          Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------
Yoshio Shirai                        Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------
Yoichiro Ichimaru                    Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------
Shoji Ikawa                          Jun. 2005     TMC Senior Managing Director
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Shoichiro Toyoda                     Jul. 1952     TMC Director
                                     Jan. 1961     TMC Managing Director
                                     Oct. 1967     TMC Senior Managing Director
                                     Dec. 1972     TMC Executive Vice President
                                     Jun. 1981     TMC Director
                                     Jul. 1982     TMC President
                                     Sep. 1992     TMC Chairman
                                     Jun. 1999     TMC Honorary Chairman and
                                                   Director
--------------------------------------------------------------------------------

Proposed Resolution 8: Revision of the Amount of Remuneration for Directors Compensation paid to Directors has been set at a maximum total of 130 million yen monthly since an Extraordinary Shareholders' Meeting held on May 13, 1982, but in light of subsequent changes in economic developments, the elimination of the system of paying bonuses to retiring Directors, and other diverse circumstances, we request approval to increase the amount of Director compensation to a total of 200 million yen monthly.
If Proposed Resolution 3 is approved, 26 Directors will be in office as of the end of this Shareholders Meeting.